Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following Joint Written Statement was posted by Comcast on its website:

JOINT WRITTEN STATEMENT BY

DAVID L. COHEN
EXECUTIVE VICE PRESIDENT
COMCAST CORPORATION

AND

ARTHUR T. MINSON, JR.
EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER
TIME WARNER CABLE INC.

TO THE
U.S. SENATE COMMITTEE ON THE JUDICIARY

HEARING ON
“THE IMPACT OF THE COMCAST-TIME WARNER CABLE
MERGER ON AMERICAN CONSUMERS”

APRIL 9, 2014

TABLE OF CONTENTS
				Page
Introduction				1

I.	Overview Of The Transaction			4

II.	The Transaction Is Pro-Consumer, Pro-Competitive, And Will Generate Substantial Public Interest Benefits			6

	A.	Greater Scale Is Essential To Compete In Today’s Dynamic, Multi-Faceted Marketplace		6

	B.	Consumers Will Benefit From Accelerated Broadband Deployment And Expanded Broadband Adoption		8

		1	The Transaction Will Bring Faster Internet Speeds And Next-Generation Broadband Products And Services To TWC Customers.	8

		2	The Transaction Will Accelerate Other Broadband Network Investments And Improvements That Benefit Consumers	11

		3	The Transaction Will Drive Greater Broadband Adoption Across The Combined Company’s Footprint.	12

	C.	The Transaction Will Provide Innovative Video Products And Services To Millions Of Consumers.		16

	D.	The Transaction Will Enhance Competition For Voice Services.		21

	E.	The Transaction Will Enhance Competition In The Markets For Business Communications And Wireless Backhaul Services.		22

	F.	The Transaction Will Accelerate The Deployment And Adoption Of Next-Generation Cable Advertising Technologies That Will Benefit Advertisers And Consumers		26

	G.	The Transaction Will Generate Other Significant Public Interest Benefits.		28

III.	Promises Made And Promises Kept – Our Record			34

IV.	The Transaction Will Not Harm Competition.			36

	A.	This Is Not A Horizontal Transaction, And There Will Be No Reduction In Consumer Choice In Any Market		36

	B.	There Will Be No Vertical Harms From The Transaction		36

	1	Broadband Ecosystem		36

		a.	Comcast Has A Long Record Of Improving Consumers’ Online Experiences And Working Cooperatively With Other Companies On Interconnection, Peering, And Transit	36

		b.	The Transaction Will Spur Competition For Broadband Services	37

	2	Video Services		44

		a.	Comcast Will Have About The Same National Market Share Of MVPD Subscribers As In Prior Cable Transactions.	44

		b.	The Combined Company’s Programming Will Be Available To MVPDs And OVDs Alike	46

		c.	Comcast Carries Huge Amounts Of Unaffiliated Programming And Will Continue To Do So Post-Transaction	47

	3	Advertising Markets		48

V.	Conclusion			48

Mr. Chairman, Ranking Member Grassley, Antitrust Subcommittee Chair Klobuchar, Ranking Member Lee, and Members of the Committee, thank you for inviting us to testify today. We welcome this opportunity to discuss the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“TWC”), and the substantial and multiple pro-consumer, pro-competitive, and public interest benefits that it will generate, including through competitive entry in segments neither company today can meaningfully serve on its own.

Introduction

The combination of Comcast and TWC will create a world-class communications, media, and technology company to help meet the insatiable consumer demand for advanced digital services on multiple devices in homes, workplaces, and on the go. Comcast has a proven record of investing in new technologies, facilities, and customer support to provide the best in broadband Internet access, video, and digital voice services. Similarly, TWC has made significant strides in offering a diverse array of video, broadband, and voice services to its customers.

Competing to provide these products and services and other highly desirable services in today’s increasingly dynamic and national marketplace requires significant capital and R&D investments and technological expertise. The transaction will enable Comcast to build on each company’s successes and strengths and extend Comcast’s industry-leading communications and information services, as well as its substantial commitments to serve the public interest, to millions of additional consumers and businesses, with no risk of harm to competition or the public interest.

It is important to put this transaction in the proper competitive context. The decision of the companies to combine reflects the increasing rivalry and experimentation among national and global companies, including such powerful companies as AT&T, Verizon, DirecTV, Dish, Amazon, Apple, Sony, Google, Netflix, and Facebook in competing for consumer attention and loyalty across the broadband ecosystem. The robust broadband connectivity that Comcast and TWC deliver to American consumers has enabled some of these and other companies to become global powerhouses, with many of them eclipsing both Comcast and TWC in annual revenues and market capitalization. Increasingly, these powerhouses are pursuing new businesses in which they compete with us – and we are doing the same thing. Google, for example, is leveraging its global role in content aggregation to compete with us in many areas, and is rapidly deploying fiber optic networks to serve dozens of major markets, including many that we serve; Netflix has built a larger U.S. base of video customers than our combined companies and is becoming a major originator of content; and Apple has extended its platform into the full range of wired and wireless devices to compete in the delivery of content and services.

All of this competition is great for American consumers. We have seen the emergence of an unprecedented “broadband value circle” that provides consumers with abundant choices of content, platforms, devices, and providers. And the success of these companies has given them the massive scale and resources necessary to compete in this capital intensive, rapidly evolving industry, where continued innovation and research and development are essential.

By combining with TWC, Comcast can also achieve the increased coverage and economies of scale necessary to invest the billions of dollars required for next-generation technologies, greater service reliability, secure networks, and faster Internet speeds. This will let us drive more innovative products and services into the marketplace, allowing us to meet the needs of American consumers, businesses, and institutions in ways better than the two companies could do separately.

Combining the two companies’ complementary strengths will accelerate the deployment of next-generation broadband Internet, video, and voice services across the new company’s footprint. For example, TWC customers will benefit from Comcast’s commitment to invest continuously in high-speed data services, as well as Comcast’s next-generation products like the acclaimed X1 operating platform. And we can explore how TWC’s next-generation products, like its “Start Over” and “Look Back” VOD technologies, may benefit Comcast customers.

With larger scale and network coverage, Comcast will also have the capability to deploy other new products and technologies more quickly and efficiently than either company could do on its own – including the best in-home Wi-Fi, expanded availability of Wi-Fi “hotspots” across the combined footprint (which will provide mobile access to Internet content), faster deployment of IP cable and related technologies, more accessible services and features for disabled Americans, and advanced network security.

Low-income households will benefit from the transaction through the extension of Comcast’s industry-leading Internet Essentials program that supports broadband adoption by families with students eligible to participate in the National School Lunch Program. In just two and a half years, over 300,000 families, representing some 1.2 million low-income consumers, have been connected to the transformative power of the Internet thanks to this program. The transaction will extend this vital program to millions more Americans in the areas currently served by TWC.

Schools and libraries will benefit too. Comcast and TWC already provide high-speed connectivity to thousands of schools and libraries. A larger footprint will enable the new Comcast to compete more effectively with ILECs and other legacy providers to provide better, lower -priced broadband and other services to more of these institutions – a national priority under President Obama’s ConnectED initiative.

As part of the transaction, Comcast also proposes to extend many public interest commitments from the NBCUniversal Order to the acquired TWC systems, such as making available diverse, local news, and children’s programming on various platforms, and guaranteeing carriage of non-commercial educational stations that have must-carry rights and have relinquished their broadcast spectrum. And Comcast will bring its best-in-class diversity programs to the combined company as well, covering diversity in governance, employment, suppliers, programming, and community investment, and extending the oversight of Comcast’s unique external Joint Diversity Advisory Council to TWC systems.

Congress and the public can count on our commitment to deliver these competitive and public interest benefits. Comcast has a stellar record from past transactions. The company has previously shown how each of these past transactions would allow Comcast to invest and innovate in ways that benefit consumers and promote increased competition. Comcast promised it would, and it did. And Comcast will do it again here.

We also recognize that this transaction will be closely scrutinized by Congress, the DOJ, the FCC, and others for potential competitive issues. We welcome that review because there are several factors about the transaction that should allay any reasonable concerns.

First, Comcast and TWC do not compete for customers in any market – either for broadband, video, or voice services. The transaction will not reduce competition or consumer choice at all. Comcast and TWC serve separate and distinct geographic areas. This simple but critically important fact has been lost on many who would criticize our transaction, but it cannot be ignored – competition simply will not be reduced. Rather, the transaction will enhance competition in key market segments, including advanced business services1 and advertising.2

Second, post-transaction, Comcast is prepared to divest systems totaling approximately 3 million subscribers, leaving it with about 30 million managed subscribers – which is essentially equivalent to Comcast’s subscriber share after both the AT&T Broadband and Adelphia transactions in 2002 and 2006, respectively, and below the 30 percent “ownership cap” that the FCC had justified as necessary to prevent a cable operator from wielding bottleneck control or “monopsony” power over programming. The D.C. Circuit twice overturned this cap, after finding the dramatic growth of MVPD competition eliminated any risk that a cable operator could dominate with a 30 percent or even higher share of subscribers. MVPD competition has increased significantly since these court rulings. Still, Comcast is prepared to divest sufficient subscribers to come in under the historical cap anyway.

Third, the transaction will spur additional broadband competition from other well- funded providers, using fiber, copper, wireless, and satellite technologies. These companies will have every incentive to respond to consumer demands with their own investments and innovations. As AT&T’s CEO Randall Stephenson stated, the Comcast-TWC transaction “puts a heightened sense of urgency” on broadband providers to “very, very aggressive[ly]” invest capital in their networks and improve the quality of their services. That is a highly desirable outcome for the

1 Medium-sized businesses and institutions, as well as regional, and super-regional businesses, will be among those who will benefit from more competition. The only options for many of these businesses and institutions have been slower, expensive data and voice services offered by incumbent local exchange carriers (“ILECs”) and other legacy providers. Comcast and TWC have made modest – but important – strides, within their current footprints, in offering faster, lower-cost advanced digital services. Where each company has been able to enter these underserved market segments, the ILECs and other legacy providers have quickly responded with dramatic price reductions and service improvements. The transaction will give Comcast the additional coverage and scale necessary to compete with ILECs and others for these customers, as well as for backhaul services to wireless carriers.

2 Similarly, the advertising marketplace will benefit from enhanced competition. The combination of the two companies’ complementary advertising platforms and channels will allow Comcast to provide seamless access to more major designated market areas (“DMAs”) like New York and Los Angeles, where we can provide broader and more innovative packages and options to advertisers, like dynamic ad insertion and “addressable advertising” for use in VOD and other cable and online advertising.

American economy, and it will drive accelerated investment in both fixed and wireless broadband.

Fourth, Comcast and TWC have enabled the development of online video by providing ever-faster broadband speeds and higher bandwidth services. Our singular goal has been to enhance customers’ online experiences. We have no interest in degrading our broadband services to disadvantage edge providers. That would harm the attractiveness of our high-speed data business, which is Comcast’s fastest-growing business. Besides being illogical, there are safeguards already in place. As part of the NBCUniversal transaction, Comcast agreed to be bound by the FCC’s Open Internet rules until 2018. These protections will now extend to the acquired TWC systems, giving the FCC ample time to adopt (and, if necessary, to defend) legally enforceable Open Internet rules applicable to the entire industry.

And fifth, access by competitors to the combined company’s programming will remain unchanged. The limited number of TWC- owned programming networks that Comcast will acquire will be subject to well-established FCC rules and antitrust laws, along with the relevant terms of the NBCUniversal Order, to ensure that MVPDs and OVDs continue to have access to Comcast/NBCUniversal content after the transaction.

The TWC transaction is a unique and important opportunity for Comcast as it continues to compete in today’s increasingly dynamic and global marketplace. We are confident that an objective review of the transaction will confirm the many benefits it will generate for consumers, businesses, and the public interest, as well as the lack of any competitive or other harms.

I.           Overview Of The Transaction

This is a friendly transaction in which Comcast will acquire 100 percent of TWC’s equity and approximately 11 million TWC customers. It is a stock-for-stock transaction. TWC will become a direct, wholly owned subsidiary of Comcast.

Comcast and TWC operate in entirely separate and distinct geographic areas, as the map below illustrates.3

Consumers in Comcast’s territories cannot subscribe to TWC for broadband, video, or phone services. And TWC customers cannot switch to Comcast. For that reason, this is not a horizontal transaction under merger review standards, and there will be no reduction in competition or consumer choice.4 Comcast’s and TWC’s many traditional competitors, including numerous broadband providers, MVPDs, and telcos will still be competing post-transaction, with no fewer firms in each relevant market than there are today.

3 Among the two companies’ more than 33 million customers, approximately 2,800 Comcast residential or small or medium-sized business customers are located in zip+4 areas where TWC services residential or small business customers (and the number of TWC customers is similar). These customers are sprinkled across various zip+4 areas, none of which has more than 500 Comcast customers, and it is quite possible that Comcast and TWC are not even providing overlapping services in some of these fringe areas but rather just have facilities that fall within the same zip+4 area. Comcast and TWC also analyzed all business services (Ethernet, backhaul, wholesale, voice, etc.), and found either no overlap or only a small number (approximately 215 Comcast and TWC customers in common zip codes).

4 The Department of Justice and Federal Trade Commission define “horizontal transactions” as those between “actual or potential competitors.” See U.S. Dep’t of Justice & FTC, Horizontal Merger Guidelines, at 1 (Aug. 19, 2010).

II.	The Transaction Is Pro-Consumer, Pro-Competitive, And Will Generate Substantial Public Interest Benefits.

The combination of Comcast and TWC will create a world-class communications, media, and technology company that can provide consumers and businesses the advanced services they want now and will need in the future. The transaction will also spur other companies to innovate and invest in new technologies and services, helping to keep America at the forefront of technology and innovation. The mere announcement of this transaction had just such a positive effect, giving competitors like AT&T “a heightened sense of urgency” to invest in their networks and improve their services.5 That is a highly desirable outcome for consumers and for our economy.

A.	Greater Scale Is Essential To Compete In Today’s Dynamic, Multi-Faceted Marketplace.

The media and communications industry has changed dramatically over the past two decades, and today has evolved into a vastly larger, more complex, and multi-faceted communications, media, and technology ecosystem, in which a host of sophisticated companies with national and even global footprints, like AT&T, Verizon, DirecTV, Dish, Amazon, Apple, Sony, Google, Netflix, and Facebook are increasingly competing against one another for customer attention and loyalty. Many of these powerhouses have eclipsed Comcast and TWC in annual revenues, market capitalization, and/or customers:

5 See Randall Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference, Tr. at 3 (Mar. 6, 2014).

The major telephone companies have the benefit not only of robust wireline footprints, but also national wireless broadband platforms, which they are increasingly leveraging as complementary offerings to residential and business customers.6   Direct satellite providers are likewise evolving and aggressively expanding their national services and product offerings.7

And new digital platform providers, with their roots in software and hardware, are using the robust Internet connectivity provided by Comcast, TWC, and our competitors to grow into global powerhouses.  These companies are increasingly pursuing new businesses that compete with ours.  As one industry expert has observed, “broadband connectivity is the glue that permits multiple firms, once walled off from one another in distinct product‐market categories, to compete, cooperate, buy, and supply products and services from one another in order to satisfy customers that are able to buy from any one of them.”8

6 See, e.g., Joan Engebretson, AT&T Leverages Landline, Wireless Assets for Free U-verse Promotion, telecompetitor, Mar. 18, 2014, http://www.telecompetitor.com/att-leverages-landline-wireless-assets-for-free-u-verse-promotion/ (“Having wireless and landline network assets could be AT&T’s and Verizon’s secret weapon in both the wireless and landline broadband markets.”). As Verizon’s CFO recently observed, “I am the fifth largest Cable Company now. I also have something that cable doesn’t have, which is 100 million eyeballs on wireless devices.” Fran Shammo, EVP & CFO, Verizon, Deutsche Bank Media, Internet and Telecom Conference, Tr. at 15 (Mar. 10, 2014). Verizon has also announced plans to acquire Intel Corporation’s OnCue technology in order to “accelerate the availability of next-generation video services” on its networks. The technology would give Verizon’s wireless customers the ability to stream live and on-demand television programming and to watch videos across multiple screens and comes after Verizon’s purchases of EdgeCast, a content delivery network company and of video uploading and encoding technology from upLynk. Hayley Tsukayama, Verizon Buys Intel’s Cloud TV Service, Wash. Post, Jan. 21, 2014, available at http://www.washingtonpost.com/business/technology/verizon-buys-intels-cloud-tv-service/2014/01/21/67e94336-82a5-11e3-9dd4-e7278db80d86_print.html.

7 See, e.g., Press Release, Sprint Corp., Sprint and Dish to Trial Fixed Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

8 See Jonathan Sallet, The Creation of Value: The Broadband Value Circle and Evolving Market Structures, at 3 (Apr. 4, 2011); see also Jonathan Sallet & Steven Weber, Behold the Broadband Value Circle, Bloomberg Businessweek, Jan. 11, 2008, available at http://www.businessweek.com/stories/2008-01-11/behold-the-broadband-value-circlebusinessweek-business-news-stock-market-and-financial-advice (“In the era of the Broadband Value

For example, Google increasingly competes as a network, video, and technology provider while providing core search and advertising functionalities for Comcast’s and TWC’s broadband businesses. Netflix has built a customer base larger than our combined companies and is the originator of original content and offering national subscription VOD (“SVOD”). Apple has extended its platform into the full range of wired and wireless devices, competing in the delivery of content and services to consumers. Microsoft just announced that it will feature ads on the Xbox One, creating a new video advertising platform. And Amazon continues to leverage its unequaled sales platform and family of competitive tablets to promote its burgeoning Prime Instant Video business, and just last week announced the rollout of its own advanced video set-top box.9

To meet these challenges, Comcast has fundamentally transformed itself from a regional cable company into a leading communications, media, and technology company. By investing heavily in talent, research and development, and the infrastructure needed to facilitate creativity and invention, Comcast has created a culture of innovation from top to bottom. Comcast now employs over 1,000 developers and engineers – a pool of technical talent unprecedented in the history of cable – and competes for new technology talent with Google, Apple, Netflix, and many others.10

This highly dynamic, rapidly evolving industry requires constant innovation and investment in R&D and in physical infrastructure, making increased scale not only desirable but essential . The greater scale, expanded network coverage, and operating efficiencies resulting from the transaction will enable Comcast to invest the billions of dollars necessary to bring next-generation technologies, more secure networks, faster Internet speeds, enhanced video and voice services, and greater service reliability to millions of residential and business consumers across the country.

B.	Consumers Will Benefit From Accelerated Broadband Deployment And Expanded Broadband Adoption.

1.	The Transaction Will Bring Faster Internet Speeds And Next-Generation Broadband Products And Services To TWC Customers.

Comcast is widely recognized for its technological expertise and willingness to invest in advanced broadband services.11 Building on the investments TWC has made in its broadband

Circle, everyone can compete in everyone else’s market. Your supplier today may be your competitor tomorrow, and you may find that you are simultaneously that company’s supplier.”).

9 See Greg Bensinger, Amazon Unveils Video Streaming Device Fire TV, Wall St. J., Apr. 2, 2014, http://online.wsj.com/news/articles/SB10001424052702304441304579477283348851844?mg=reno64-wsj&url=http%3A%2F%2Fonline.wsj.com%2Farticle%2FSB10001424052702304441304579477283348851844.html.

10 Comcast’s research and development efforts involve highly talented individuals at its technology centers around the country, including in Seattle, Silicon Valley, Denver, Washington, D.C., and Philadelphia.

11 Comcast was recently rated number one by Frost & Sullivan in 2013 for “Technology Innovation” in the North American Broadband Market.

network, Comcast will bring faster Internet services and next-generation products to millions of TWC’s customers.

Broadband Speed Innovation: Comcast has increased its Internet speeds 12 times in the last 12 years. Comcast’s fastest residential downstream broadband speeds have increased more than 30-fold in the last six years to 505 Mbps and are among the highest in the industry. Last year, Comcast showed that its residential network is capable of delivering 3 Gigabits per second (or “Gigs”).12 And Comcast successfully trialed the first One Terabit13 connection on a network segment from Ashburn, Va. to Charlotte, N.C.14 To our knowledge, this was the first time live data traffic has ever been carried at Terabit speeds on an existing commercial network.15

Comcast is also doubling its broadband network capacity every 18 months to keep up with customers’ increasing demands for Internet services on multiple devices. This was enabled by Comcast’s decision, over five years ago, to convert its networks to “all-digital,” which freed up the bandwidth required to increase broadband speeds, add channels, and provide more HD programming.

These investments are providing unparalleled value to Comcast customers. Comcast customers pay 92 percent less per megabit of Internet speed on our network today than they paid in 2002.16

TWC took a different approach to free up bandwidth on its network by adopting switched digital video (SDV) technology. Now, TWC is transitioning to an all-digital platform to free up additional bandwidth needed to provision faster Internet speeds, but its transition is complete in only a small number of systems.17

Post-transaction, Comcast intends to make substantial incremental upgrades to TWC’s systems to migrate them to all-digital, freeing up bandwidth to deliver greater speeds. For

12  See Press Release, Comcast Corp., The Future of Broadband Speed and 4K Ultra HD Video (June 11, 2013), http://corporate.comcast.com/news-information/news-feed/comcast-demonstrates-the-future-of-broadband-speed-and-4k-ultra-hd-video.

13  That is, 1012 bits of data.

14  See Press Release, Ciena Corp., Comcast Conducts Industry’s First Live 1 Terabit Network Trial with Ciena’s 6500 Converged Packet Optical Solution (Oct. 22, 2013), http://www.ciena.com/about/newsroom/press-releases/Comcast-Conducts-Industrys-First-Live-1Terabit-Network-Trial-with-Cienas-6500-Converged-Packet-Optical-Solution.html.

15  Id.

16  See Exhibit 1 (chart showing increasing speeds/decreasing per megabit costs).

17  See Ian Olgeirson, Charter, Time Warner Cable Lag in All-Digital Push to Convert CapEx into Capacity, SNL Kagan (Jan. 17, 2014) (“Time Warner Cable is estimated to have made the [digital] transition in 17% of its homes passed, including markets in its New York cluster. The MSO has indicated plans to expand in 2014, but . . .is not expected to complete the effort this year.”). TWC has migrated to all-digital only in New York City; Augusta, Maine; parts of Kentucky and Indiana; and portions of Los Angeles.

example, Comcast typically bonds 8 QAM channels together in its systems, and Comcast’s most popular broadband service tier offers speeds of 25 Mbps downstream/5 Mbps upstream across its footprint. In comparison, TWC bonds 4 QAM channels in nearly half of its systems, and its most commonly purchased service tier offers speeds of 15 Mbps/1 Mbps. Comcast’s fastest residential broadband tier offers speeds of 505 Mbps/100 Mbps; TWC’s current top speeds are 100 Mbps/5 Mbps. Comcast’s investments in the TWC systems will also improve network reliability, network security, and convenience to TWC customers.

Comcast will soon be increasing Internet speeds further with the deployment of DOCSIS 3.1. DOCSIS 3.1 is the next generation cable broadband technology and is capable of delivering Internet speeds of several Gigs; it is the most advanced broadband architecture in the marketplace. Comcast is already preparing to deploy DOCSIS 3.1 in its existing footprint. The broader scale resulting from the transaction will now allow us to deploy DOCSIS 3.1 across the combined company’s footprint, giving Comcast and TWC customers access to ultra -fast broadband capability more quickly and efficiently than either company could do on its own.

Better In-Home Wi-Fi: The transaction will similarly speed the availability of advanced Wi-Fi equipment in consumers’ homes. The quality of broadband service depends not only on the “last-mile” infrastructure but also the delivery of the signal over the last few yards. Comcast has led the entire broadband industry in rolling out advanced gateway Wi-Fi routers to approximately 8 million households and small businesses, giving these customers faster speeds (up to 270 Mbps downstream as compared to 85 Mbps downstream from the prior generation devices) and better performance over their home and business wireless networks. In contrast, TWC only recently began deploying advanced in-home Wi-Fi routers. With the greater purchasing power and economies of scale resulting from the transaction, Comcast can not only offer TWC customers access to today’s best routers, but also invest in and deploy next-generation router technologies for all of the combined company’s customers.

Expanded Internet Access On The Go: Americans are increasingly using Wi-Fi as a primary way to connect to the Internet outside of the home. To serve this growing demand, Comcast is building one of the largest and most robust Wi-Fi networks in the country. These Wi-Fi “hotspots” currently come in three different categories: outdoor (e.g., suspended from a cable wire); as part of the broadband service provided to small and medium-sized businesses; and “home as hotspot” (i.e., a Comcast subscriber’s home network is supplemented using a dual router that creates a new public Wi-Fi pathway).18 In less than three years, Comcast has deployed over 870,000 Xfinity WiFi access points in its footprint – and seen a significant spike in usage. In comparison, TWC has deployed only 29,000 Wi-Fi access points in its footprint.

18 Through the neighborhood hotspots initiative Comcast announced last year, Comcast sends a separate Wi-Fi signal from Comcast-issued home equipment that enables anyone within range to get online. Entire residential blocks then show as hotspots on the Xfinity Wi-Fi mobile app. The initiative began in Philadelphia. With the significant expansion in Chicago in 2013, Comcast . . . [is] paving the way toward a national Wi-Fi network. See
Robert Channick, Comcast Turning Chicago Homes into Public Wi-Fi Hot Spots, Chi. Trib., Mar. 5, 2014, available at http://articles.chicagotribune.com/2014-03-05/business/chi-chicago-public-wifi-comcast-20140304_1_xfinity-wi-fi-moffettnathanson-public-wi-fi-hot-spots.

Comcast customers now transmit nearly 2 million gigabytes (or nearly 2 petabytes19) of data through Comcast’s Wi- Fi hotspots each month. Approximately 13 percent of this traffic is transmitted through outdoor hotspots, 11 percent is transmitted through small and medium business (or “SMB”) hotspots, 51 percent is transmitted through hotspots in customers’ own homes, and 24 percent is transmitted through hotspots in other customers’ homes.

To complement these efforts, Comcast has partnered with TWC and other cable companies in a “CableWiFi” initiative that allows each company’s customers to use the other companies’ Wi-Fi hotspots. But this partnership has not created the incentives or structure necessary to significantly expand Wi-Fi availability in the ways that Comcast envisions for its customers.

The transaction will give Comcast the geographic reach, economies of scale, customer density, and return on investment needed to massively expand Wi-Fi hotspots across the combined company’s footprint, including in the Midwest, South, and West, particularly in areas like Cleveland/Pittsburgh, the Carolinas, Texas, and California, where there will be greater density and clustering of systems. Our goal is to provide greater Wi-Fi availability that allows the combined company’s customers to access the Internet in more places, more conveniently, and at no additional charge.

2.	The Transaction Will Accelerate Other Broadband Network Investments And Improvements That Benefit Consumers.

The transaction will also enable Comcast to invest in network expansions and last-mile improvements that provide an even stronger foundation for innovative applications, including education, healthcare, the delivery of government services, and home security and energy management. And with greater coverage and density of systems, Comcast will also have the ability and incentive to build out and make available interconnection points in more geographic regions. This will be especially beneficial to companies like Google, Netflix, and Amazon, which aggregate massive data traffic when they deliver their own and others’ services to consumers.

These network upgrades will promote other critical investments, at the edge of the network, in exciting new applications and services for consumers.20 In its Open Internet Order, the FCC described this dynamic as:

19 This is equivalent to nearly half a million DVDs worth of data each month. See Visual Networking Index IP Traffic Chart, Cisco, http://www.cisco.com/cdc_content_elements/networking_solutions/service_provider/ visual_networking_ip_traffic_chart.html.

20 See Peter Grant & Bruce Orwall, After Internet’s Big Bust, Broadband Shift Went On, Wall St. J., Jan. 8, 2003, available at http://online.wsj.com/news/articles/SB1041979000108173904 (John Doerr of Kleiner Perkins: “There’s no question that broadband enables paid-for-content business models.”); id. (Disney Internet Group President Steve Wadsworth on why ABC and ESPN websites were launching new video technology in 2003 as compared to the Dot Com bust: “We’re getting to critical mass in broadband.”); Josephine Moulds, Boom, boom. Dotcoms Are Back in the Frame, Telegraph, Apr. 20, 2007, available at http://www.telegraph.co.uk/finance/markets/2807599/Boom-boom.-Dotcoms-are-back-in-the-frame.html (Judy Gibbons of Accel: “A whole industry infrastructure has been established, there are millions of users, people are consuming online versus offline. It’s become very mainstream and therefore there are still lots of opportunities to a virtuous circle of innovation in which new uses of the network – including new content, applications, services, and devices – lead to increased end-user demand for broadband, which drives network improvements, which in turn lead to further innovative network uses . . . .Streaming video and e-commerce applications, for instance, have led to major network improvements such as fiber to the premises, VDSL, and DOCSIS 3.0. These network improvements generate new opportunities for edge providers, spurring them to innovate further.21

This competitive dynamic has given consumers a more abundant and diverse choice of content, platforms, and providers than ever before. The transaction will enable the combined company to continue to contribute to this dynamic ecosystem more effectively than either company could do alone.

3.	The Transaction Will Drive Greater Broadband Adoption Across The Combined Company’s Footprint.

One of the most pressing challenges facing this country is the significant broadband adoption gap – known as the “digital divide.” The combination of Comcast and TWC will substantially advance the goal of bringing all Americans into the digital communications age by extending Comcast’s landmark Internet Essentials broadband adoption program to TWC’s territories.

The primary barriers to broadband adoption have been identified as including a perceived lack of relevance of the Internet to the lives of individual consumers, a lack of “digital literacy” in consumers’ understanding how to use the technology, and, for some, the price of getting online. Working with the FCC, community partners, and local elected officials, Comcast developed Internet Essentials to respond directly to all of these challenges. Internet Essentials provides low-income households with broadband service for $ 9.95 a month, along with the option to purchase an Internet-ready computer for under $150, and multiple options for accessing free digital literacy training in print, online, and in person.22 Families with children eligible to receive free or reduced-price school lunches through the National School Lunch Program can qualify for this program.

both transform existing business and create new applications that are only possible with broadband internet, like social networking.”); see also Hearing on The American Clean Energy Security Act of 2009: Before the Subcomm. on Energy & Env’t of the H. Comm. on Energy & Commerce, 111th Cong. 1245 (Apr. 24, 2009) (“[I]n 1996, we went from a point where not one home in America had broadband in 1996, not one home, to a point where, 10 years later, there is a whole new vocabulary, YouTube, Google, eBay, Amazon, Hulu, thousands of companies, millions of new jobs. They didn’t exist because the market wasn’t there before 1996 for broadband. It was all narrowband.”) (Rep. Edward Markey).

21 See Preserving the Open Internet; Broadband Industry Practices, Report and Order, 25 FCC Rcd 17905 ¶ 14 (2010).

22 See Getting Started with the Internet, Internet Essentials, http://learning.internetessentials.com/ tour/getting-started-internet (last visited Apr. 5, 2014).

Internet Essentials is achieving real results.23 In the first 30 months of the program, Comcast connected more than 300,000 families, representing an estimated 1.2 million low-income Americans, to the power of the Internet at home. Over the past three years, Comcast also has provided in-person digital literacy training to more than 1.6 million individuals.24

Helping people successfully cross the digital divide requires ongoing outreach. To increase awareness of the Internet Essentials program, Comcast has made significant and sustained efforts within local communities. To date, those outreach efforts have included:

•	Distributing over 33 million free brochures to school districts and community partners for (available in 14 different languages).

•	Broadcasting more than 3.6 million public service announcements with a combined value of nearly $48 million.

•	Forging more than 8,000 partnerships with community-based organizations, government agencies, and elected officials at all levels of government.

Other significant milestones for Comcast’s Internet Essentials program include:

•	Offering Internet Essentials in more than 30,000 schools and 4,000 school districts in 39 states and the District of Columbia to spread the word and help bring more families online.

•	Investing more than $165 million in cash and in-kind support to help fund digital literacy initiatives nationally, reaching more than 1.6 million people through Comcast’s non-profit partners.

•	Fielding 1.9 million phone calls to the Internet Essentials call center.

•	Welcoming 1.8 million visitors to the Internet Essentials websites, which supply information in both English and Spanish, and the Online Learning Center.

23 See Charisse Lillie, Comcast Ranks Among Top 50 Companies for Commitment to Community, Comcast Voices (Dec. 5, 2013), http://corporate.comcast.com/comcast-voices/comcast-ranks-among-top-50-companies-for-commitment-to-community; see also 2013 Results, The Civic 50, http://www.civic50.org/2013_results.php (last visited Apr. 5, 2014); Applications of Comcast Corporation, General Electric Company, and NBC Universal, Inc. for Consent to Assign Licenses and Transfer Control of Licenses, Memorandum Opinion and Order, 26 FCC Rcd 4238, 4514-15 (2011) (Statement of Commissioner Clyburn) (explaining that “[t]he adoption initiative . . . is well-crafted, ambitious, and has enormous potential. By offering the possibility of affordable, high-speed broadband to families . . . not only will school-age children be able to explore the infinite worlds of the web, but the others in their homes will be able to join them.”).

24  See Exhibit 2 (Internet Essentials graphic).

•	Providing IE customers with more than 23,000 subsidized computers at less than $150 each.25

In addition, Comcast recently made grants totaling more than $1 million to 15 communities to create “Internet Essentials Learning Zones.” The grants are part of Comcast’s multi-faceted Gold Medal Recognition Program for communities that have done the most to help close the digital divide. Learning Zones will bring together the non-profit community, schools, and Comcast to create a continuum of connectivity during the day, after school, and at home. As part of these efforts, Comcast offered an opportunity for all eligible families in these communities to receive free Internet Essentials service for six months if they registered with the program during a three week period in March.26 More than 4,300 new low-income families have been connected to the Internet under this promotional offer.27

And the program has not remained static. As Comcast has gained insights from hands-on experience, it has consistently implemented significant enhancements to Internet Essentials along the way. As a result, the program has grown well beyond the company’s original commitment in the NBCUniversal transaction. These enhancements include:

•
Eligibility criteria expanded – Comcast has expanded eligibility criteria for Internet Essentials twice, first by extending it to families with children eligible to receive reduced price school lunches, and then by offering it to parochial, private, cyberschool, and homeschooled students. As a result, nearly 2.6 million families nationwide are now eligible for Internet Essentials, an increase of nearly 25 percent from the original eligible base.

•	Broadband speeds increased – Comcast increased the program’s broadband speeds twice in less than two years (from 1.5 to 3 to 5 Mbps upstream), and

25 See, e.g., Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

26  Id.

27  TWC also has undertaken broadband adoption efforts in recent years. TWC has offered an entry-level, “Everyday Low Price” broadband access service for $14.95 per month, as well as its Starter Internet program targeted to schools in several areas in its footprint, which provided eligible families a basic tier of broadband service for two years for $10 per month. See Mike Robuck, Time Warner Boots Up Wi-Fi Hotspots, Starter Internet Tier in K.C., CED, Nov. 30, 2012, available at http://www.cedmagazine.com/news/2012/11/time-warner-boots-up-wi-fi-hotspots-starter-internet-tier-in-kc. Ultimately, 486 schools participated in the pilot program, which ended in January 2013. TWC also has been actively engaged in a variety of other broadband adoption and digital literacy efforts through partnerships with non-profit and community organizations. For example, in partnership with the nation’s largest civil rights organizations, TWC carried $1 million worth of PSAs in key markets throughout 2012-2013 to promote the importance of broadband. The PSAs were carried in English, Spanish, and five other languages and were prepared by the Broadband Opportunity Coalition (“BBOC”). BBOC’s members include: National Urban League, NAACP, National Council of La Raza, Asian American Justice Center, and LULAC. TWC has also partnered with the McCain Internet Empowerment Project, a non-profit initiative that brings broadband service and computer accessibility to senior citizens. TWC has provided computers and broadband connectivity at the Wilson Senior Center and eight other assisted-living facilities in the area to expand digital literacy among senior citizens.

Internet Essential families now receive downstream speeds of 5 Mbps and upstream speeds of 1 Mbps.

•
Instant approval process expanded – Comcast expanded its instant approval process for families whose students attend schools with 70 percent or more National School Lunch Program participation (previously, the threshold was 80 percent), which enhanced participation rates.

•	Online support enhanced – Comcast created an online application tool on the program’s English- and Spanish-language websites to make applications easier and faster.

•
Partner support facilitated – Comcast’s community partners now may help connect low-income families to the Internet by purchasing “Opportunity Cards” that help defray the cost of the service. And Comcast launched a program that gives third parties such as schools and community-based organizations the ability to purchase Internet Essentials service and equipment in bulk for families in their community.

•	Registration process expanded – Comcast conducts on-site registration during Internet Essentials events all over the country.

•
Residential moves supported – Comcast updated the “transfer of service” process for Internet Essentials customers, which now allows customers to move their accounts to a new home address in a Comcast service area without having to reapply for the program.

•	Extended the program – Comcast has extended the program indefinitely beyond its initial three-year term, which was scheduled to expire in Summer 2014.

Thanks to all of these efforts, Internet Essentials is doing exactly what it was designed to do, as confirmed by two surveys compiled from families who participate in the program. Approximately 98 percent of program participants report that their children use the Internet access for homework (with 94 percent reporting their kids are doing better in school as a result); and 62 percent are using it for job searching, with 57 percent of those reporting that it helped with finding someone in their household a job.28 These are the kind of important, real-world benefits that bridging the broadband adoption gap can provide to American families.

Comcast’s voluntary broadband adoption commitment under the NBCUniversal Order expires this summer, when the program completes three full years. But Comcast’s

28 See David L. Cohen, Year Three Internet Essentials Progress Report, Comcast Voices (Mar. 4, 2014), http://corporate.comcast.com/comcast-voices/year-three-internet-essentials-progress-report?rid=776739735&mid=EMC_20140304_CAB_IE_Partner.

commitment to this cause is stronger than ever. That is why Comcast recently announced that it will extend the Internet Essentials program indefinitely.29

When this transaction is approved, this program will apply to all the communities in the TWC markets, thereby extending Internet Essentials’ reach into 19 out of 20 of the nation’s largest cities. Thus, a tangible and far-reaching benefit of this transaction will be to make the power of broadband and the Internet available to many more low-income families and help reduce the country’s unacceptable digital divide.

C.	The Transaction Will Provide Innovative Video Products And Services To Millions Of Consumers.

Competition for traditional video services has never been fiercer or more challenging. Over the past five years, the two nationwide DBS providers have added another 1.7 million subscribers and the telco video providers have added another 6.2 million subscribers, while traditional cable operators have lost 7.3 million video subscribers. In the last year alone, telco providers gained over 1.4 million subscribers.30 And if one goes back to 2005, as shown in the graph below, the increase in MVPD competition is even more pronounced.

29 See Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

30 Recent data shows that this trend is continuing. The top nine cable companies lost about 1,735,000 video subscribers in 2013, while the top telephone providers added 1,460,000 subscribers and satellite TV providers added 170,000 subscribers in the same year. See Press Release, Leichtman Research Group, Major Multi-Channel Video Providers Lost About 105,000 Subscribers in 2013 (Mar. 14, 2014), http://www.leichtmanresearch.com/press/031414release.html.

Source: SNL Kagan; SEC filings; FCC Video Competition Reports

Moreover, in 2011, 98.6 percent of homes had access to at least three multichannel video providers, and 35.3 percent had access to at least four.31

Most of the systems that Comcast is acquiring from TWC, including the largest ones in New York City, Los Angeles, and Dallas/Fort Worth, are in local MVPD markets that the FCC already has found to be effectively competitive. Online businesses like Netflix, Apple, Google, Amazon, Hulu, and a host of smaller companies, have also entered the online video space, putting additional competitive pressures on cable and other MVPDs.32

All of this competition has compelled Comcast to continuously improve its content, user interfaces, and customer support. Comcast is now the industry leader in offering premium video services for great value. As one industry analyst recently observed:

Today, Comcast’s [operating] platform is the video industry’s best product.
Their VOD service is the video industry’s best library. Their network, their

31 See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Fifteenth Report, 28 FCC Rcd 10496 ¶ 36 (2013).

32 Several online companies are producing original and exclusive programming, such as Netflix’s House of Cards series, or purchasing exclusive windows of content from other third-party programming suppliers, such as Amazon Prime’s exclusive SVOD rights to FX’s Justified. These growing content options make it more critical than ever for Comcast to offer its customers the best programming available.

customer service, and even their marketing have improved by lightyears. Their positive video subscriber result, coming as it does when their video penetration of homes passed has fallen to just 40.3 percent, is testament not to a “good quarter” but instead to a good half-decade of hard work and heavy lifting.33

As a result of these efforts, “the reality is that when you really look at Comcast’s network and services, and even its pricing, compared to Time Warner Cable’s services, an argument can be made that Time Warner Cable customers may have a lot to gain from being converted to Comcast customers.”34

Another analyst similarly commented, “Comcast has really focused on investing in its network. Time Warner Cable has been reacting to changes in the market too, but not with the same speed” as Comcast.35 For video services, “there’s no question that Comcast has a better offering compared with what Time Warner Cable offers today. From its video-on-demand catalog to its TV Everywhere service to a cloud-based user interface it’s been developing the past couple of years, Comcast has invested heavily in revamping its TV service, and it shows.”36

Post-transaction, Comcast is committed to providing TWC customers the best value in video services – not just to keep current TWC customers, but also to attract new ones by outdoing the competition and offering better, more innovative video experiences. And Comcast can also add TWC innovations to current Comcast customers, creating an increased value proposition footprint-wide.37

Best Entertainment Operating Systems: The transaction will give millions of TWC customers access to Comcast’s cutting-edge and nationally acclaimed X1 entertainment operating system (including system upgrades), as well as access to more content on a variety of devices inside and outside the home.

The X1 platform provides an unmatched interactive TV experience featuring a state-of-the-art user interface and other product features that transform our customers’ viewing

33  See MoffettNathanson Research, Comcast Q4 2013: Boardwalk Empire, at 2 (Jan. 28, 2014) (emphasis added).

34 See Marguerite Reardon, Why a Comcast Merger Could Be Good for TWC Customers, CNET, Mar. 15, 2014, http://news.cnet.com/8301-1023_3-57620361-93/why-a-comcast-merger-could-be-good-for-twc-customers/(quoting Craig Moffett).

35  Id. (quoting IHS analyst Erik Brannon).

36  Id.

37 In Fortune’s recent World’s Most Admired Companies List 2014, Comcast was named the number one Cable and Satellite Provider by industry executives, directors, and analysts. In this industry category, Comcast also ranked number one in innovation, people management, use of corporate assets, social responsibility, quality of management, financial soundness, and long-term investment. The World’s Most Admired Companies, Fortune, Mar. 17, 2014.

experiences. These new features can only be fully appreciated by trying out the system,38 and include: (1) integrated search (across TV, Xfinity On Demand, and DVR) with instant play; (2) enhanced personalization and recommendations; (3) access to the Internet and TV-enabled apps like Facebook, Pandora, and others; (4) the X1 remote app, which offers a new remote control experience by letting customers use their smartphones and tablets to control their TVs with a simple tap, swipe, and shake, or use voice commands to easily navigate the programming guide; and (5) in certain markets, the ability to instantly send any website from a smartphone, tablet, or PC to the TV.39

Comcast has also just launched its new X1 DVR with cloud technology, which enables customers to watch their DVR recordings on PCs, Macs, and mobile devices in the home, and to download recorded content to take on-the-go. In addition, Comcast has offered a live in-home streaming feature that allows customers on the X1 platform to stream practically their entire TV channel lineup to computers and mobile devices in the home at no extra cost.

TWC has likewise offered innovative DVR functionalities to its customers, including its “Start Over” and “Look Back” technologies. The transaction will allow Comcast to explore how best to combine these features for all of the combined company’s customers.

More Cable Channels and VOD: Comcast has also led the cable industry in going all-digital, dramatically improving the video experience while simultaneously freeing up valuable bandwidth for enhanced data, video, and voice services. Comcast customers now have more cable channel viewing and Xfinity On Demand choices, offering over 50,000 programming choices, including the most current TV shows and movies (80 percent of this content is free of charge).40 Xfinity On Demand also has the best new release movies from all the major studios, and one of the broadest selections of independent films.

Although TWC originally used SDV technology to free up bandwidth on its network and provide increased high-quality content, it has likewise begun migrating its systems to all-digital.

38 See Entertainment Operating System X1, Comcast Corp., http://www.comcast.com/x1 (including video demonstration of the X1 platform). Comcast is now beginning a phased rollout of an enhanced version of the X1 platform, which is sometimes referred to as “X2.”

39 Praise for the value and innovation of the X1 platform has been widespread. See, e.g., Todd Bishop, Xfinity X1: How Comcast Roped Me Back in to Cable, GeekWire, Aug. 22, 2013, http://www.geekwire.com/2013/xfinity-x1/ (“I have been testing this sleek black cable box for the past three weeks, but to call it a cable box really doesn’t do it justice. It is a nice blend of Internet content, live television, apps, a multi-tuner DVR and on-demand programming, in one of the cleanest user interfaces that you’ll find from a cable company.”); Tim Carmody,
Comcast’s New X1 UI Integrates Real-time and Streaming TV with News and Social Apps, The Verge, May 21, 2012, http://www.theverge.com/2012/5/21/3033972/comcast-ui-platforms-video-news-social-apps (“[X1] feels like a genuinely 21st-century way to use a widescreen television set – like a smart TV inside your cable box.”); John McDuling, The American Cable Industry’s Cunning Plan to Save Itself: Make TV Work Like It Should, Quartz, Feb. 4, 2014, http://qz.com/172533/the-american-cable-industrys-cunning-plan-to-save-itself-make-tv-work-like-it-should/ (quoting Netflix CEO Reed Hastings describing the X1 as a “great product.”).

40 Xfinity On Demand averages 400 million views each month. Since the service launched in 2003, there have been 32 billion views. Comcast has also launched a competitive SVOD service, Streampix, that provides customers additional choices of library TV and movie content.

Post-transaction, Comcast will use its expertise and experience to accelerate digital migration of TWC’s systems, enabling Comcast to re-purpose bandwidth where needed to support more channels and VOD choices, bringing TWC customers the enhanced video experience that Comcast customers already enjoy, and winning back customers in the face of increasingly widespread and rigorous competition for customers’ time and attention.

Superior TV Everywhere Services: Comcast has also focused on adding value to its video service for customers by securing comprehensive digital rights from programmers like Disney, Fox, AMC, and Viacom, enabling Comcast to offer TV Everywhere and other streaming services to its customers. Through XfinityTV.com and Xfinity TV mobile apps, for example, Comcast cable customers can access over 50 live TV channels, and over 25,000 movies and TV shows,41 that can be watched anytime, anywhere,42 including by downloading programming to watch offline later. With this transaction, TWC customers will now enjoy the expanded content offerings that Comcast already makes available to its customers.

Even more, Xfinity content can be accessed in a variety of ways both at home and on the go. The Xfinity TV Go app allows users to access live and on-demand content across a range of devices, including iPhones, iPads, Android smartphones and tablets, and Amazon Kindle Fire tablets. Customers can also view this content directly from laptops and desktops by visiting XfinityTV.com. And customers can access their Xfinity on-demand content at home through an Xbox 360 rather than through a set-top box.

Faster Deployment Of IP Cable And Other Pro-Consumer Technologies: The combined company will also be strongly positioned to help advance the IP cable transition. As the FCC has observed, “[m]odernizing communications networks can dramatically reduce network costs, allowing providers to serve customers with increased efficiencies that can lead to improved and innovative product offerings and lower prices.”43

Accelerating the IP cable transition will yield a number of consumer and public interest benefits. IP cable:

•	Enables consumers to access their cable and advanced video services in their homes on a wide variety of IP-enabled retail devices – video game consoles, tablets and other connected devices;44

41  In comparison, TWC customers can view up to 29 live channels and 6,500 hours of video content.

42 See Press Release, Comcast Corp., Xfinity TV Go Network Roster Tops 50 with Latest Update (Mar. 19, 2014), http://corporate.comcast.com/news-information/news-feed/comcast-customers-can-now-stream-more-than-50-live-channels-anytime-anywhere.

43 See Technology Transitions, Order, Report and Order, and Further Notice of Proposed Rulemaking, Report and Order, Order and Further Notice of Proposed Rulemaking, Proposal for Ongoing Data Initiative, GN Docket No. 13-5, FCC No. 14-5 ¶ 2 (rel. Jan. 31, 2014).

44 See, e.g., Yaron Raz, Migrating to IP in the Cable TV Environment: Benefits, Challenges, and Resolutions, CED, Oct. 16, 2013, available at http://www.cedmagazine.com/articles/2013/10/migrating-to-ip-in-the-cable-tv-environment-benefits-challenges-and-resolutions; Cable Edges to an IP Future, Digital TV Europe (July 3, 2013),

•	Shifts more of the network intelligence to the cloud, thereby allowing the combined company to rapidly roll out new functionalities to consumers;

•
Reduces costs by allowing the combined company to simplify its existing distribution networks by relying on IP technology to transport all of its services and relying on innovative off-the-shelf IP-based retail devices and reducing its home equipment and inventory costs; and

•	Dramatically reduces energy consumption for consumer set-top boxes.

Comcast and TWC have each made significant investments in IP infrastructure, devices, and applications. Post-transaction, Comcast is committed to speeding the IP cable transition throughout the combined company’s expanded footprint, creating even greater value for customers.

Extension of NBCUniversal Commitments: As part of the transaction, Comcast will also extend several video service commitments from the NBCUniversal Order to all of the acquired TWC systems. These include Comcast’s commitments to localism; children’s programming; broadcast station protections for local market integrity and retransmission consent negotiations; guaranteed carriage of non-commercial educational stations (that have must-carry rights and have relinquished their broadcast spectrum); and news neighborhood requirements.45

D.           The Transaction Will Enhance Competition For Voice Services.

The availability of voice services from cable companies has had significant pro-competitive and pro-consumer benefits, including lower prices and better service.46 Our voice services have increasingly given residential and small business customers competitive alternatives for basic telephone service in the areas served by Comcast and TWC.

Comcast offers “Xfinity Voice” service to residential customers throughout the vast majority of its service territory, and as of December 2013, 10.7 million Comcast customers subscribed. Xfinity Voice offers users a long list of enhanced features made possible by Comcast’s industry-leading IP network, such as caller ID provided over a television, laptop, or mobile device, and Readable Voicemail. Similarly, Comcast’s Business VoiceEdge offers an

http://www.digitaltveurope.net/74622/cable-edges-to-an-ip-future/ (“IP is seen as a desirable platform for video services as it will enable them to deliver multiroom and multiscreen services much more economically.”).

45  See Exhibit 3 (Day One Undertakings Memorandum, dated Feb. 13, 2014).

46 See, e.g., Press Release, FCC, FCC Approves Merger of AT&T Inc. and BellSouth Corporation, at 2 (Dec. 29, 2006) (noting that “the rapid growth of intermodal competitors – particularly cable telephony providers . . . is an increasingly significant competitive force in this market”); Connect America Fund, Report and Order and Further Notice of Proposed Rulemaking, 26 FCC Rcd 17663, App. I ¶ 5 n.11 (2011); Michael D. Pelcovits & Daniel E. Haar, Microeconomic Consulting & Research Associates, Inc., Consumer Benefits from Cable-Telco Competition, at ii, iii (Nov. 2007) (Cable-telco competition brought “direct consumer benefits of $4.0 billion to the cable companies’ customers and $19.5 billion in indirect consumer benefits due to the competitive response of the ILECs, for a total of $23.5 billion of consumer benefits.” It also projected that the total consumer benefits of such competition would be “more than $111 billion” between 2008 and 2012).

even more robust voice platform for business users, and offers an important competitive choice for small, medium-sized, and larger enterprise businesses.

TWC has also made substantial strides in creating a robust voice service to compete with other voice providers. TWC was the first multiple system operator to introduce a mass-market, facilities-based digital voice service, and has now deployed digital voice throughout its geographic footprint. TWC serves approximately 5.3 million residential and business voice customers.

The transaction will bring together the best aspects of both companies’ digital voice services, creating best-in-class voice services for residential and business customers alike, and making Comcast a more effective competitor for voice services with ILECs and other providers.

E.	The Transaction Will Enhance Competition In The Markets For Business Communications And Wireless Backhaul Services.

Comcast and TWC are both upstart competitors in the market for business services in their respective service areas. Comcast has been actively signing up small and medium-sized businesses and institutions in its footprint for the past several years.47 TWC has also entered the small business marketplace, and has more experience providing advanced services to medium-sized businesses and some national accounts in its footprint.48 Comcast and TWC estimate that they have reached about 10 to 15 percent penetration of the local small and medium-sized business market, and a de minimis share of national business, in their respective geographic areas. The transaction will give the combined company the greater scale, coverage, and operating efficiencies necessary to compete more aggressively in these segments of the economy, especially for medium-sized, regional, and “super-regional” businesses.

Important Inroads Serving Small and Medium -Sized Businesses and Institutions: There are approximately 23 million small businesses in the United States. Together, they are the largest source of employment in the country.49 But for many small businesses and institutions, their existing choices for broadband are limited to expensive T1 services with download speeds of only 1.54 Mbps, or even slower services.50 Where our companies have been able to compete for these important but underserved customers, legacy providers, including AT&T, Verizon, and CenturyLink, have quickly responded by upgrading their services, aggressively investing, and

47  See Doug Mitchelson & Brian Russo, Deutsche Bank, Pay TV Guide / 4Q13 Wrap 35 (Mar. 6, 2014).

48 We generally view these market segments as follows: small business – fewer than 20 employees; medium-sized business – 20-500 employees often across multiple sites in different geographic locations, includes regional and super-regional; and national (enterprise) accounts – over 500 employees across many sites.

49 See Small Business Trends, U.S. Small Business Administration, http://www.sba.gov/content/small-business-trends (last visited Apr. 5, 2014).

50 See Charlie Reed, Comcast-Time Warner Cable Merger to Create Fourth Largest Business Services Player, Telecom Reseller, Feb. 13, 2014, available at http://www.telecomreseller.com/2014/02/13/comcast-time-warner-cable-merger-to-create-fourth-largest-business-services-player/.

adding value for customers.51  And a 2013 research report indicates that new entry into these market segments has been decreased Ethernet pricing for business by 10 percent or more a year.52

Comcast’s business services division, known as “Comcast Business,” has helped provide a competitive alternative for small businesses, as well as institutions, by offering fiber-based (“on- net”) high-speed Internet (up to 150 Mbps), high-performance point -to-point and multi - point Ethernet services with the capacity to provide speeds of 1 Gig (and even as high as 10 Gigs), cloud computing, TV/programming, and voice services.53 This includes offering better, lower-cost broadband services to schools and school districts, which will advance the goals of the ConnectED initiative.54 And Comcast has also brought to thousands of pharmacies, barber

51 For example, AT&T and CenturyLink have intensified efforts to expand fiber to businesses and reduce cable’s speed advantage, with AT&T pledging to extend fiber to 1 million businesses in its footprint and CenturyLink increasing the number of fiber-fed buildings by 17 percent between the third and fourth quarter of 2013. See Sean Buckley, AT&T’s $14B Project VIP: Breaking Out the Business Service, U-verse Numbers, FierceTelecom, Sept. 24, 2013, http://www.fiercetelecom.com/special-reports/atts-14b-project-vip-breaking-out-business-service-u-verse-numbers; Glen Post, CEO, CenturyLink, Inc., Q4 2013 Earnings Call, Tr. at 5 (Feb. 12, 2014). And Verizon has added Google Apps for Business for its business customers. See Monte Beck, Vice President of Small Business Market, Verizon, Google Apps for Business Now Available for Verizon Customers, Google Official Enterprise Blog (Jan. 24. 2011), http://googleenterprise.blogspot.com/2011/01/google-apps-for-business-now-available.html. Similarly, CenturyLink has enhanced its Core Connect product for business by adding website design and hosting, domain name registration, fax over email, and data backup services. See Core Connect, Century Link Business, http://www.centurylink.com/smallbusiness/products/bundles/core-connect/ (last visited Apr. 5, 2014).

52 See Insight Research Corp., US Carriers and Ethernet Services: 2013-2018, at 5 (Aug. 2013); see also TeleGeography, Global Enterprise Networks: Enterprise Service Pricing, at 16 (Jan. 2013) (“Median Ethernet market prices remain volatile, fluctuating considerably year to year. . . . With this said however, the long-term price trend is clearly down.”); id. at 20 (“As a growing number of carriers offer the service, [Virtual Private LAN Service] prices continue to decline.”); Craig Galbraith, CableCos Gain Ground in Ethernet, But AT&T, Verizon Still Lead, Channel Partners (Feb. 12, 2014), http://www.channelpartnersonline.com/news/2014/02/cablecos-gain-ground-in-ethernet-but-at-t-verizon.aspx (“Cable companies have developed a winning formula for the U.S. business Ethernet market. They are successfully leveraging their on-net fiber footprints to offer aggressive pricing and rapid service provisioning.”).

53 TWC has served the small business segment market as well. The combined company has the opportunity to provide new services to a host of small businesses in the TWC markets, and to provide those businesses with options, pricing, and attention that the incumbent providers have not offered.

54 For example, by using Comcast for broadband services, a Chicago school district is saving “about 42 percent over what we were spending with AT&T.” Denys Bucksten, District 112 Will Have A Tenfold Increase In Bandwidth This Year To Improve Internet Access, Chi. Trib., Aug. 12, 2013, available at http://articles.chicagotribune.com/2013-08-12/news/ct-tl-lk-0815-highland-park-school-technology-20130812_1_north-shore-district-district-112-bandwidth. And in Pennsylvania, Comcast was able to provide a number of school districts with connectivity to the PA IUnet, an online, statewide, private network that allows teachers and students to communicate, collaborate, and share resources. According to Jared Mader, director of education technology for the Lincoln Intermediate Unit, which helped facilitate the agreement, “Comcast has allowed many of our districts to increase their bandwidth exponentially – and in some cases for half the price – which has given them access to cloud computing, video conferencing, and other online educational tools that had previously been cost-prohibitive for them.” Pennsylvania Districts Get Low-Cost Ethernet Services, School CIO (Jan. 31, 2014), http://www.schoolcio.com/cio-feature-articles/0109/back-office-business/54654.

shops, dry cleaners, and restaurants a value proposition that was far better than had previously been available – lower price, more attractive product offerings, and better customer service.55

TWC has made significant progress breaking into both the small and medium-sized business segment in its footprint, including an investment in NaviSite, a company that allows TWC to offer cloud-based services to medium-sized business customers.56

Nevertheless, Comcast and TWC have faced constraints in attempting to replicate their market success on a larger scale. The added scale and geographic reach, as well as complementary strengths afforded by the transaction, will enhance the combined company’s ability to be a more significant player in the medium-sized business segment and beyond.

Medium-Sized, Regional, and “Super-Regional” Businesses Will Especially Benefit from the Transaction: The transaction will create a substantial opportunity for the combined company to reach and serve more medium-sized businesses, as well as regional and “super-regional” businesses, bringing added competition to these important market segments. For example, many small businesses are franchises that have a number of locations across a region. Given the limits of their current footprints, it is difficult for Comcast and TWC to offer seamless advanced services to these businesses. The transaction will change that.

Because the two companies’ offerings are limited to locations within their respective footprints, businesses with locations in other parts of the country have either relied on providers with larger footprints of on-net building connections, like AT&T, Verizon, CenturyLink, tw

55 See J.T. Ramsey, Q&A with Bill Stemper, President of Comcast Business Services, Comcast Voices (Feb. 12, 2013), http://corporate.comcast.com/comcast-voices/qa-with-bill-stemper-president-of-comcast-business-services (describing evolution of Comcast’s Business Services). For example, Utz Quality Foods is using Comcast Business Ethernet and Business Trunks to connect multiple office locations and distribution centers throughout the Eastern United States, reporting that it realized a significant cost savings while enjoying more bandwidth than what its T1 lines had provided. Utz Upgrades Connectivity for Offices, Distribution Centers, Evening Sun (Apr. 24, 2013), http://www.eveningsun.com/news/ci_23096622/utz-upgrades-connectivity-offices-distribution-centers-including-hanover.

56 Although Comcast only launched its efforts in the medium-sized business segment in 2010, it has already been recognized for its innovations, winning a variety of Carrier Ethernet awards, including 2013 Metro Ethernet Forum awards for Regional Service Provider of the Year, Best Marketing, and Best Carrier Ethernet Business Application, as well as a 2012 Best Practices Award from Frost & Sullivan for North American MSO Ethernet Services Competitive Strategy Leadership. See Press Release, Comcast Corp., Comcast Introduces New Metro Ethernet Services for Mid-Sized Businesses (May 16, 2011), http://corporate.comcast.com/news-information/news-feed/comcast-introduces-metro-ethernet-services-to-address-bandwidth-application-and-reliability-requirements-of-mid-sized-businesses; Bill Stemper, Comcast Wins Metro Ethernet Forum Service Provider of the Year Award, Comcast Voices (Nov. 22, 2013), http://corporate.comcast.com/comcast-voices/comcast-wins-metro-ethernet-forum-service-provider-of-the-year-award. Similarly, Union Bank in Ohio switched from T-1 broadband lines provided by telecommunications carriers to Time Warner Cable. The bank’s data transmission speed doubled from 1.5 Mbps on the old T-1 lines to 3 Mbps bandwidth on Time Warner Cable’s fiber-optic network, “the bank’s data congestion problems are a thing of the past,” its “most stringent network security needs” are being managed, and it experienced “a tremendous reduction” in broadband service costs. See Time Warner Cable, Case Study, The Union Bank Company Cashes in on Blazing Fast Ethernet and Managed Security Services from Time Warner Business Class, http://www.timewarnercable.com/en/business-home/resource-center/case-studies/union-bank-company.html (last visited Apr. 5, 2014).

telecom, and Level 3; negotiated multiple different accounts with different providers; or used an “aggregator” that cobbles together – for a “middleman” fee and other additional costs – a multi-provider solution for the business.

Understandably, business customers often prefer the higher level of reliability that results when a network is built to a common set of technical standards and managed by a single network operations center, and for which a single point of contact offers support for technical or other customer-service issues. As a result, cable companies too often are seen as not being able to make a competitive offering in this market segment.57 This has impeded Comcast’s and TWC’s ability to compete for some business customers in their current footprints.

After the transaction, the combined company will have operations in 19 of the 20 largest U.S. cities (excluding only Phoenix). This greater coverage will encompass significantly more multiple-regional business locations, allowing Comcast to compete more aggressively for these customers. For example, TWC currently provides business services to the Cleveland Clinic and is partnering with the clinic to provide an in-home health solution to reduce the rate of readmissions. The Cleveland Clinic has a couple of large campuses located in Florida in the Comcast footprint, so TWC has not been able to offer those campuses its services or extend the in-home health solution trial to patients of the Cleveland Clinic who live in Florida or are there from Cleveland for part of the year. Approval of the transaction would change that for the first time, allowing the company to offer a unified solution to the Cleveland Clinic.

As our experiences in the small and medium-sized business and institutional segments show, greater competition should spur price reductions and service innovations by other providers that will ultimately redound to the benefit of consumers.

Large Businesses : Similarly, AT&T, Verizon, and CenturyLink have generally dominated the market for national business accounts. TWC has made some minor inroads into this market segment, and the combined company will benefit from that experience. By providing greater scale and coverage, and accelerating the build-out of the combined company’s fiber network to additional business locations, the transaction will help position Comcast as a more viable competitor for wholesale Ethernet and fiber services, as an alternative to the ILECs’ high-priced special access services for some larger businesses. More competition and choices for these accounts should again lead to lower prices and better service.

Wireless Backhaul: Wholesale wireless backhaul is another significant opportunity created by the transaction. Wireless backhaul facilities carry voice and data communications from cell sites, businesses, wireless Internet access points, and other facilities to the public telephone network and the Internet. TWC currently provides wireless backhaul to approximately 14,000 cell sites. With the recent acquisition of DukeNet, TWC also obtained an 8,700-mile regional fiber-based network that provides wholesale wireless backhaul and other business services to customers in North Carolina, South Carolina, and five other states in the Southeast.

57 As tw telecom has observed, “with the exception of maybe some regional types of deals that some of the cable companies might be putting over their networks in some of the tighter regions, we really don’t see them as a competitor for these larger multi-city complex deals that we’re doing.” Larissa Herda, Chairman & CEO, tw telecom inc., Q4 2013 Earnings Call, Tr. at 11 (Feb. 12, 2014).

But in 2013, even when added together, Comcast and TWC had only an estimated 2.8 percent market share in these services.58 By combining the companies’ resources and business expertise, Comcast can compete more effectively, post-transaction, to provide backhaul services to wireless cell sites. This, in turn, should help lower wireless prices and speed the transition of wireless infrastructure to fiber.

F.	The Transaction Will Accelerate The Deployment And Adoption Of Next-Generation Cable Advertising Technologies That Will Benefit Advertisers And Consumers.

The transaction also will accelerate the expanded deployment and adoption of next-generation cable advertising technologies, such as inserting targeted ads in VOD and other content, called “dynamic ad insertion” and “addressable advertising.” These innovations will create new benefits for advertisers, content providers, and consumers alike.

Traditionally, VOD advertising was static: the ads were inserted in advance and could not be later modified.59 Dynamic ad insertion transforms this platform by separating the ads from the programming stream and dynamically inserting them into VOD – and also other platforms like TV Everywhere and even cloud DVR. This service gives advertisers the flexibility to adapt and tailor their messages in a more timely manner, providing them with new and flexible access to the increasingly large segment of consumers who engage in time -shifted viewing or view content using devices other than a traditional television (e.g., a laptop or desktop computer, tablet, or phone).60

Although Comcast and TWC have both been experimenting with dynamic ad insertion in VOD and TV Everywhere programming, the required technology is expensive and neither company has deployed the service across its current footprint. With the ability to offer one standard VOD and TV Everywhere platform across 30 million consumers and a broad geographic scope, the combined company will be able to unlock the real potential for next-generation VOD and online advertising.61 Being able to spread the costs for the service over an

58 See Charlie Reed, Comcast-Time Warner Cable Merger to Create Fourth Largest Business Services Player, Telecom Reseller, Feb. 13, 2014, available at http://www.telecomreseller.com/2014/02/13/comcast-time-warner-cable-merger-to-create-fourth-largest-business-services-player/.

59 See Amol Sharma & Suzanne Vranica, On Demand: Quick Ad Switch, Wall St. J., May 27, 2013, available at http://online.wsj.com/news/articles/SB10001424127887323336104578503572001847946.

60 See, e.g., Comcast Spotlight, Dynamic Ad Insertion: Unlocking the Value of Video on Demand, at 6, 9, available at http://www.comcastspotlight.com/takefive/assets/Take_Five_10_DAI_Webcast_FINAL.pdf. Nielsen estimates that between 2011 and 2013 the average time spent per adult per day watching time-shifted television has increased from 25 minutes to 32 minutes. Additionally, the time using the Internet, a smartphone, or a multimedia device has increased from 112 minutes to 130. See Nielsen Co., An Era of Growth: The Cross-Platform Report, at
9 (Mar. 5, 2014), available at http://www.nielsen.com/us/en/reports/2014/an-era-of-growth-the-cross-platform-report.html.

61 Forty percent of Comcast’s VOD viewing is in the C3 window. See Jeff Baumgartner, Advanced Ads: 40% of Comcast VOD Viewing Is in C3 Window, Multichannel News, Feb. 28, 2014, available at http://www.multichannel.com/distribution/advanced-ads-40-comcast-vod-viewing-c3-window/148580. Comcast had about one billion dynamic ad insertion impressions last year and expects to double this in 2014. Id.

expanded customer base will allow for greater investment in developing and enhancing this technology. It will also make the service itself more attractive to advertisers by enabling them to target a larger audience that can be reached using these innovative platforms. Advertisers and ratings agencies, moreover, will more likely unite around common audience measurement and effectiveness tools for these new platforms and ad technologies, which in turn will create greater momentum for their adoption. And, by extending Comcast’s industry-leading VOD and TV Everywhere content, platforms, and digital rights to TWC’s systems, the transaction will create additional advertising options in these areas, particularly in the key markets of New York and Los Angeles.

Similar benefits may result for addressable advertising technology.62 Addressable advertising allows marketers to replace geographic zone targeting (i.e., advertising targeted at specific zip codes or neighborhoods) with advertising targeted to individual households based on demographics and other household-specific characteristics.63 The advertiser identifies the preferred demographics of its target audience, and then the cable operator targets ads to matching neighborhoods or households using various data as permitted under the Cable Act’s stringent privacy protections. Addressable advertising offers important benefits to existing advertisers who can improve the efficiency and cost-effectiveness of their marketing efforts, and it may provide a new option to advertisers that might not previously have considered the cable television medium because their products appeal to narrow niche markets rather than a mass market.

In addition to providing the greater scale and investment potential for this new technology, the transaction will allow Comcast to extend its addressable ad technology to the TWC systems. This will provide greater geographic coverage – and, in particular, key advertising markets like New York, Los Angeles, and Dallas – that will create attractive new options for advertisers to reach video audiences efficiently.64

62 See Ryan Joe, CES 2014: Advances in Addressable TV, Ad Exchanger, Jan. 14, 2014, http://www.adexchanger.com/digital-tv/ces-2014-advancements-in-addressable-tv/.

63 See Jeanine Poggi, The CMO’s Guide to Addressable TV Advertising, Advertising Age, Feb. 19, 2014, available at http://adage.com/article/cmo-strategy/cmo-s-guide-addressable-tv-advertising/291728/.

64 The advertising success of other technology-focused companies – with an even more expansive reach (and earlier start) than the combined company would have – underscores the benefits of scale for developing next-generation advertising technologies that enable more precise audience targeting. For example, Google’s advantage in targeted advertising technology is well documented; it is recognized as “far and away the biggest player in the ad-tech industry,” serving over 300 billion ad impressions per month. See Alex Kantrowitz, Just Look At How Google Dominates Ad Tech: Rate New Data Shows Just How Big Google’s Ad-Tech Advantage Is, Advertising Age, Oct. 18, 2013, available at http://adage.com/article/digital/google-dominates-ad-tech/244824/. And the once nascent mobile advertising space has now seen huge growth thanks to efforts by Facebook and Google. See Victor Luckerson, The Mobile Ad Market is Exploding Because of These Two Companies, Time, Mar. 19, 2014, available at http://time.com/#30517/the-mobile-ad-market-is-exploding-because-of-these-two-companies/. Google netted 49 percent of all mobile ad revenue in 2013, and is projected to earn $14.7 billion in mobile ad revenue this year. Id. Facebook, with 172 million users in the U.S. and Canada alone, earned 53 percent of its ad revenue, or $1.37 billion, from next-generation mobile ads.

The enhanced value and benefits of addressable advertising will be particularly significant when combined with dynamic ad insertion capabilities.65 For the first time, advertisers of all types and sizes, including national advertisers, seeking to target customers with spot cable advertising in certain key markets across the country will be able to look to the combined company to insert their timely, dynamic, addressable ads in a VOD asset or other platform.66

These next-generation advertising technologies are not just a good opportunity for advertisers – they also will help programmers by allowing them to better monetize VOD, providing a new source of revenue to support high-quality programming and reducing pressure on affiliate fees. This should encourage programmers to make more of their content available for free on VOD, including “banking” entire past seasons on VOD to allow consumers to catch-up, as USA Networks recently did with “Suits.”

Ultimately, consumers will benefit by receiving more highly popular content at little or no extra cost, while receiving advertisements, promotions, and discounts that are more relevant to them and their families.

G.           The Transaction Will Generate Other Significant Public Interest Benefits.

Although the transaction stands on its own merits, there are other significant public interest benefits that will result from additional voluntary commitments that Comcast is prepared to make as part of the transaction.

Continued Focus On Improving Customer Service: Improving the customer experience is a top priority at Comcast. We are investing billions of dollars in our network infrastructure and are developing innovative products and features to make it easier and more convenient for our customers to interact with us. While our satisfaction results are beginning to rise, we know we still have work to do and are laser-focused on continuing to improve our customers’ experiences in a number of ways.67

Comcast has improved its customer satisfaction ratings significantly. Since 2010, Comcast has increased its J.D. Power’s Overall Satisfaction score by nearly 100 points as a video

65 See Jeanine Poggi, NBC Universal to Start Selling Addressable Ads in Video on Demand: ‘NBCU+ Powered By Comcast’ Will Expand VOD Addressability,” Advertising Age, Jan. 30, 2014, available at http://adage.com/article/media/nbcu-comcast-partner-advanced-advertising-product/291401/.

66 See Jon Lafayette, What a Comcast-TWC Merger Would Mean for the Rest of the TV Business, Broadcasting & Cable, Feb. 17, 2014, http://broadcastingcable.com/sites/default/files/public/CommFeb17.pdf (“[T]he merger hastens tech innovation on the advertising front, as it ‘eventually harmonizes 30 million households on a common ad tech platform.’ That could enable addressable advertising and dynamic ad insertion in VOD, something that industry consortium Canoe Venture could never do . . . .”) (quoting Tim Hanlon, CEO, Vertere Group).

67 See Exhibit 4 (“Investing in the Customer Experience – Innovating to Drive Change – Generating Measurably Improved Results”).

provider, and close to 80 points in High Speed Data – more than any other provider in our industry during the same period.

In a recent report on Comcast’s 2013 fourth quarter performance, well-regarded industry analyst Craig Moffett likewise said that Comcast’s customer service has “improved by light-years.”68

Among other things:

•	97 percent of Comcast service calls now take place within scheduled appointment windows.

•	Comcast’s repeat visits for installations and service appointments are down approximately 20 percent since 2010.

•
Comcast now offers more self-installation options that enable customers to install and activate services without a service call. In 2013, 42 percent of customers self-installed services compared to 30 percent in 2012.

•	Comcast has enabled more self-service options, including access to the same diagnostic tools used by agents.

•	More than one-third of customers manage accounts online, a 42 percent increase over the prior year.

Comcast knows that it needs to maintain its focus on improving customer service, and will bring this same commitment to TWC customers. In addition, the substantial investments Comcast will make in upgrading TWC’s systems should improve network reliability and significantly reduce the trouble call rate that TWC has previously experienced.

Extending Internet Essentials: As Comcast announced just a few weeks ago, it is committed not only to extend Internet Essentials indefinitely, but also to continue to enhance the program.69 By extending and expanding the Comcast program to reach new geographic areas – including the large metropolitan areas of New York, Los Angeles, and Dallas/Ft. Worth – the transaction will help to connect many thousands of additional low-income households to today’s high-speed Internet.

Diversity Commitments: Comcast is recognized nationally for its commitment to promoting diversity. Comcast’s diversity program is founded on a variety of commitments memorialized in three Memoranda of Understanding with diverse leadership organizations in 2010 in connection with the NBCUniversal transaction. Those voluntary undertakings span five

68  See MoffettNathanson Research, Comcast Q4 2013: Boardwalk Empire, at 2 (Jan. 28, 2014) (emphasis added).

69 See Press Release, Comcast Corp., Comcast Extends National Broadband Adoption Program for Low-Income Families (Mar. 4, 2014), http://corporate.comcast.com/news-information/news-feed/internet-essentials-2014.

key focus areas across all aspects of our business: (1) governance, (2) workforce recruitment and retention, (3) procurement, (4) programming, and (5) philanthropy and community investment.70

Since approval of the NBCUniversal transaction, Comcast has made demonstrable progress toward these goals, in many cases exceeding its commitments and expanding upon them with new or modified initiatives. Since the closing of the NBCUniversal transaction, the numbers of people of color and women have increased among Comcast’s executive leadership, vice president and above (“VP+”), and director levels, and in the full-time U.S. workforce overall. At the most senior levels, as of year-end 2013, people of color comprised 18 percent of Comcast employees holding VP+ positions, as a result of a 32 percent increase in the number of people of color in these positions since year- end 2010. Women comprise 36 percent of the VP+ positions, as a result of a 21 percent increase in the number of women in these positions since year-end 2010. Publications across the country, including news outlets that focus exclusively on diversity, have recognized Comcast as an employer of distinction.71

Comcast has similarly demonstrated the seriousness of its resolve to create more opportunities for diverse suppliers, increasing its total Tier I spending with diverse suppliers to over $1.3 billion in 2013 alone – a 44 percent increase since the year before the NBCUniversal transaction.72 And Comcast also committed to further the interests of minority entrepreneurship through the creation of a $20 million Catalyst Fund, focused on providing training and seed funding to minority start-ups. These examples are only a sampling of Comcast’s efforts to promote diversity.73

In addition, for the past three years, Comcast has received advice and guidance from the Joint Diversity Advisory Council (“Joint Council”), a unique external advisory group consisting of more than 40 nationally recognized advisors on diversity from business, community-based organizations, and the media/entertainment industry, representing a broad spectrum of diverse constituents and perspectives. The company ensures transparency and measurement of progress through rigorous benchmarking and reporting processes, including regular reports to the Board, Internal Diversity Councils, and external Joint Council.

70 See Third Annual Report of Compliance with Transaction Conditions, MB Docket No. 10-56 (filed Feb. 28, 2014), http://corporate.comcast.com/images/MB-10-56-C-NBCU-Annual-Compliance-Report-2013-2014-02-28.pdf (“Third Annual Compliance Report”) (chronicling Comcast’s comprehensive diversity efforts on each of these fronts).

71 Similarly, Women in Cable Telecommunications (“WICT”) recently released its 2013 PAR Survey results. Comcast tied for first among operators as “Best in Women” and NBCUniversal is first among programmers.

72 Comcast’s supplier diversity program has been recognized by Black EOE Journal; Hispanic Network Magazine; Professional Women’s Magazine; and U.S. Veterans Magazine.

73 Comcast is also a leader in supporting and honoring the serving military and in hiring the nation’s veterans. Comcast has been recognized as a 2012 G.I. Jobs Top 100 Military Friendly Employer and a 2013 U.S. Veterans Magazine Top 100 Best of the Best Veteran Friendly Company, and is a recipient of the 2012 U.S. Chamber of Commerce Foundation’s Lee Anderson Award for its commitment to veteran employment and support as a key partner in their national “Hiring our Heroes” initiative.

Post-transaction, Comcast will bring its best-in-class diversity programs to the combined company as well. In addition, Comcast will incorporate some of TWC’s diversity programs and practices that enhance its own. Like Comcast, TWC also has internal councils for oversight of its diversity programs. The transaction will afford Comcast the opportunity to ensure that the best and most effective approaches to governance are deployed throughout the combined company. Within 120 days of the close of the transaction, Comcast will develop a new master strategic plan that will set forth the vision and goals for the combined company’s diversity programs, similar to the plan adopted shortly after the NBCUniversal transaction closed. The new plan, like the existing plan, will be formulated with the advice of the Joint Council. This transaction will afford Comcast the opportunity to ensure that the best and most effective approaches to governance for diversity and inclusion are deployed throughout the combined company by extending Board, executive Internal Diversity Council, and Joint Council review to TWC systems.

Expanding Accessible Solutions To Disabled Consumers: Both Comcast and TWC have been deeply committed to providing accessible solutions to consumers with disabilities. TWC currently supports many accessibility services, including closed captioning on its TWC TV apps on a wide range of device platforms,74 voice-to-text features for its phone services,75 and large-button remote controls.76

Comcast’s goal is a “Smart Home for Everyone,” where accessibility is enabled across products and services, regardless of platform. Comcast has a dedicated full-time office to coordinate accessibility efforts throughout the company and with the disability community,77 as

74 See, e.g., Is Closed Captioning Supported on the TWC TV for iPad App?, Time Warner Cable, http://www.timewarnercable.com/en/residential-home/support/faqs/faqs-tv/twctvapp/twctvforip/is-closed-captioning-supported.html (last visited Apr. 5, 2014). The TWC TV apps on the following devices support closed captioning: iPhone, iPad, iPod Touch; Android Smartphones & Tablets; Kindle Fire HD/HDX; Roku Streaming Players (generations 2 & 3); Xbox 360; and Samsung Smart TV (2012 – 2014 models). Captioning also is supported on PCs via TWCTV.com.

75 See VoiceZone from Time Warner Cable, Time Warner Cable, http://www.timewarnercable.com/content/twc/en/residential-home/phone/features/voicezone.html (last visited Apr. 5, 2014).

76 See Solutions for Everyone, Time Warner Cable, http://www.timewarnercable.com/en/residential-home/support/accessibility.html (last visited Apr. 5, 2014) (detailing accessibility solutions on TWC systems). TWC also has been a strong advocate for expanding broadband access for persons with disabilities. See, e.g., Krishna Jayakar, Between Markets and Mandates: Approaches to Promoting Broadband Access for Persons with Disabilities, Time Warner Cable Research Program on Digital Communications (Fall 2012), available at www.twcresearchprogram.com/publications.php.

77 A key facilitator of innovation at the company is the Comcast Accessibility Lab. This is a working lab at the Comcast Center in Philadelphia specifically designed for the development and testing of accessible solutions. The Lab is used by Comcast’s product development teams to incorporate assistive technologies into new products and services. It also is utilized for focus groups and usability testing with consumers and to help educate Comcast’s employees about accessibility.

well as a dedicated customer support team of 22 agents in the new Comcast Accessibility Center of Excellence.78

Like TWC, Comcast has invested heavily in new technologies and initiatives for accessibility. For example, Comcast is leveraging the X1 cloud-based platform to deliver the first “talking guide” in the MVPD industry. The remote control for the X1 platform – known as the XR2 – also includes “soft keys” that a customer with a disability will be able to configure to enable quick access to the talking guide and other accessibility features, such as closed captioning and video description.79 Comcast has also deployed a Readable Voicemail service, which converts voicemail audio into text and aids deaf and hard-of-hearing customers in accessing their voicemail. And our Xfinity Connect Mobile App, which enables access to email, text, and other online services on tablets and smartphones, is screen reader-enabled for blind and low-vision users.80

Post-transaction, Comcast is committed to extending the very best accessibility features, including those developed by TWC, across the combined company’s new footprint. TWC customers with disabilities will also have access to our specially trained customer support agents and back-office support functions.

A More Secure Network: As leading providers of broadband network services, Comcast and TWC work diligently to assess, deter, and neutralize cybersecurity vulnerabilities and threats. Because cybersecurity threats implicate all elements of the broadband ecosystem – the physical network layer, operating systems, applications, data in storage and transiting the network, and end-user access points – broadband providers must employ network-level measures and technologies in concert with consumer-based security tools.

78 See Press Release, Comcast Corp., Comcast Debuts Accessibility Support Team and Product Lab (Oct. 28, 2013), http://corporate.comcast.com/news-information/news-feed/comcast-debuts-new-accessibility-offerings-during-national-disability-awareness-month; Accessibility Services for Customers with Disabilities, Comcast Corp., http://customer.comcast.com/help-and-support/account/accessibility-services#Help (last updated Jan. 10, 2014).

79 NBCUniversal is likewise an industry leader in providing closed captioning for online content. NBCUniversal captioned online video well before the Commission required such captioning, and also voluntarily captions an unprecedented amount of online content not subject to the Commission’s rules, such as news clips on the NBC News and Today Show websites and Internet-only video feeds for the 2014 Sochi Olympics. See Tom Wlodkowski, Bringing the Olympic Experience to More People in More Ways Than Ever Before, Comcast Voices (Feb. 10, 2014), http://corporate.comcast.com/comcast-voices/bringing-the-olympic-experience-to-more-people-in-more-ways-than-ever-before (also noting that NBCUniversal will broadcast over 50 hours of the Sochi Paralympics and that the full NBC Sports Network Paralympics primetime show will be available on Xfinity On Demand, Xfinity.com/TV, and the Xfinity TV Go app the next day).

80 In addition, Comcast is deploying a number of innovative solutions aimed at ensuring that the accessibility features of its equipment work properly. For example, Comcast has adopted a caption compliance testing program for set-top boxes that has shortened quality control testing cycles for new box models from several weeks to a matter of days. It has also started deploying a first-of-its-kind network monitoring tool that detects remotely when cable program streams are non-compliant with industry standards for closed captioning and video description, giving Comcast the ability to proactively troubleshoot these issues and quickly mitigate closed captioning and video description impairments and service interruptions. These equipment testing and monitoring activities will be expanded to TWC systems as those systems are integrated into Comcast’s network.

Comcast has increased its investment in security assets and resources by over 300 percent in the last four years. Comcast is the first large ISP in North America to fully implement Domain Name System Security Extensions (“DNSSEC”), an enhanced level of Internet security that ensures the authenticity of websites and prevents consumers from being unwittingly directed to fraudulent replicas of those sites.81 And Comcast is the largest ISP to deploy native IPv6 support, the next generation of IP addressing, to 100 percent of its network.82 IPv6 provides several features that improve overall network speed and functionality. The transaction will extend DNSSEC and IPv6 to all the TWC systems, enhancing cybersecurity protections for millions of consumers and businesses.

Comcast also operates a centralized security organization that oversees the full array of the company’s cybersecurity resources and policies. An internal 24/7 security response and operations center enforces these policies. In addition, Comcast has made significant investments in network sensors, threat intelligence-gathering capabilities, and internal cybersecurity forensics, enabling the company to engage in pattern-based detection and other threat-monitoring measures that strengthen its defenses in the constantly changing cyber threat landscape. These capabilities help repel sophisticated cyber incursions. Post-transaction, Comcast will expand and extend this proven security organization across the combined company’s footprint.

The transaction will further benefit TWC broadband customers by providing them with new tools and capabilities to protect against cyber threats. Comcast’s Constant Guard security suite is the nation’s most advanced and comprehensive consumer-facing cybersecurity product, designed to protect end-users’ privacy, identity, and digital assets. Constant Guard is offered free to all Comcast customers, and will be made available to current TWC customers. Comcast also provides separate “botnet” notification to potentially infected customers, whether or not they use Constant Guard.83 And Comcast has made additional investments in technologies that detect and contain malicious network traffic before it traverses network components or reaches end-user devices.

The transaction will allow Comcast to integrate and scale these many cybersecurity features and resources, along with some of the cutting-edge cybersecurity features and advances developed by TWC. As a result, the combined company’s cybersecurity capabilities will be improved in ways that could not be as effectively accomplished by either Comcast or TWC alone.

81 See Jason Livingood, Comcast Completes DNSSEC Deployment, Comcast Voices (Jan. 10, 2012), http://corporate.comcast.com/comcast-voices/comcast-completes-dnssec-deployment.

82 See John Brzozowski, Comcast Launches IPv6 for Business Customers, Comcast Voices (Apr. 29, 2013), http://corporate.comcast.com/comcast-voices/comcast-launches-ipv6-for-business-customers.

83 See Constant Guard - Our Safe Network, Comcast Corp., http://constantguard.comcast.net/our-safe-network (last visited Apr. 5, 2014).

III.        Promises Made And Promises Kept – Our Record.

Congress and the public can count on Comcast to deliver these pro-consumer, pro-competitive, and public interest benefits in this transaction, just as Comcast has done in each of our prior transactions. When Comcast makes promises, it keeps them.84

For example, Comcast has already surpassed most of the broadband requirements in the NBCUniversal Order by:

•
Expanding the original eligibility criteria for our Internet Essentials broadband adoption program multiple times and connecting 1.2 million low-income Americans, or more than 300,000 families, to the Internet at home;

•
Expanding our broadband network by approximately 6,300 miles, or 41 percent more than the total 4,500 miles required to satisfy the year-three commitment in the Order. In addition, Comcast extended its broadband plant to over 715,000 additional homes, or approximately 80 percent more than the year-three milestone of 400,000 homes-passed;

•
Adding over 650 courtesy video and broadband Internet access accounts to schools, libraries, and other community institutions in underserved areas in which broadband penetration is low and where there is a high concentration of low income residents (the conditions required 600); and

•
Far exceeding the requirement to have a broadband service tier of at least 12 Mbps down in our DOCSIS 3.0 markets. In fact, in the top 30 Comcast markets, our Performance tier is at least 20 Mbps downstream, and our Extreme 105 Mbps down tier is also available.85

Similarly, Comcast has met or exceeded each of its video service obligations and commitments in the NBCUniversal Order:

•	Preserving and enhancing local news programming, and exceeding the required amount of 1,000 hours of regularly scheduled local news

84 See Exhibit 5 (comprehensive review of Promises Made/Promises Kept from NBCUniversal transaction). The conditions in the NBCUniversal Order cover 15 separate substantive and multi-faceted areas, amounting to a total of more than 150 separate specific requirements. Out of these, the FCC has only found it necessary to look at one issue. In 2012, the FCC investigated Comcast’s compliance with the standalone broadband condition, including issues concerning rate cards reflecting the new tier and the clarity of language used on Comcast’s website for the first few weeks after the new tier was implemented. Comcast promptly resolved the FCC’s concern, and there was no finding of a violation. Comcast had made a good faith effort to comply with the condition as it understood the requirement, but the FCC questioned whether the service should have been rolled out in a different way. In resolving the issue, Comcast agreed to extend the commitment to offer this standalone service at a specific price point for one extra year to make sure its customers received the full benefit of it. Currently, a substantial number of Comcast customers subscribe to standalone broadband.

85  See Third Annual Compliance Report, at 2, 7, 19-20; Exhibit 2 (Internet Essentials graphic).

programming by providing approximately 1,500 hours for NBC Owned Television Stations and approximately 1,300 hours for the Telemundo Station Group;

•	Nearly doubling the three-year milestone of 20,000 VOD choices at no additional charge, by offering an average of nearly 40,000 free VOD choices to Comcast customers in 2013;

•	Going above and beyond its commitment to provide “more” children’s and family-friendly VOD content within three years by adding over 1,000 VOD choices appealing to these audiences;

•	Similarly adding 355 Telemundo and mun2 VOD programming choices;

•	Already launching five of the ten new independent networks Comcast committed to launch within eight years, four of which are minority owned or managed;

•
Launching new local and public interest content on its VOD and Online platforms, including as part of 2013’s Black History Month, Asian Pacific American Heritage Month, LGBT Pride Month, Native American Heritage Month, and Hispanic Heritage Month; and

•
Exceeding by four times its public service announcement (PSA) spending commitment of $15 million, by airing PSAs worth over $61 million covering key categories, such as digital literacy, parental controls, nutritional guidelines, and childhood obesity.86

And beyond these services-specific commitments, Comcast has also delivered on its corporate-wide promises by launching numerous new diversity initiatives, including the creation of internal and external diversity councils that direct the company’s efforts respecting diversity in governance, employment, procurement, programming, and community investment. NBCUniversal has long been a leader in offering diversity development programs to improve the interest and presence of diverse writers, directors, journalists, and on-screen personalities. Under Comcast’s leadership, NBCUniversal has added even more signature programs.87

Comcast has similarly met or exceeded each of its investment and upgrade commitments in the AT&T Broadband (2002) and Adelphia (2006) transactions.88 And, both in connection

86 See David L. Cohen, Comcast and NBCUniversal File Third Annual Compliance Report on NBCUniversal Deal, Comcast Voices (Mar. 3, 2014), http://corporate.comcast.com/comcast-voices/comcast-and-nbcuniversal-file-third-annual-compliance-report-on-nbcuniversal-deal.

87 These include fellowships and initiatives to identify and cultivate new and diverse writers, directors, journalists, and casting directors.

88 As promised in the AT&T Broadband transaction, Comcast invested over $8 billion in capital improvements to upgrade its cable systems and build out a record 53,000 miles of fiber during 2004, meeting and with its part of the Adelphia transaction, and in its most recent acquisition of Insight Communications (2012), TWC has done the same – successfully integrating and upgrading systems and delivering on the FCC’s expectations in approving those transactions.

Comcast and TWC will work together to meet, if not exceed, their commitments in this transaction, as well.

IV.        The Transaction Will Not Harm Competition.

Both companies welcome review of the transaction by Congress, the DOJ, the FCC, and others. We are confident that multiple objective factors will allay any reasonable concerns about the transaction.

A.	This Is Not A Horizontal Transaction, And There Will Be No Reduction In Consumer Choice In Any Market.

As we noted earlier, Comcast and TWC serve geographically separate and distinct markets and do not compete for broadband, video, voice, or other services. The transaction will not reduce consumer choice for any of these services in any market. This transaction is very different from a horizontal merger, like the recent proposed AT&T/T-Mobile combination.

B.           There Will Be No Vertical Harms From The Transaction.

The transaction will not result in any competitive harms in other markets where the combined company is involved. Rather, the transaction will spur greater competition.

1.	Broadband Ecosystem

a.	Comcast Has A Long Record Of Improving Consumers’ Online Experiences And Working Cooperatively With Other Companies On Interconnection, Peering, And Transit.

It bears repeating that Comcast and TWC have enabled the development of online video and many other innovative services by providing ever-faster broadband speeds and higher bandwidth services. We have no interest in degrading our broadband services to disadvantage OVDs or other edge providers. That would only harm the attractiveness of our fastest-growing business – high-speed data – and simply makes no sense.

For over two decades, Comcast and TWC have worked cooperatively with other companies to interconnect our networks in mutually beneficial ways, such as through peering and transit arrangements. The hyper-interconnectedness of the Internet backbone means that any major player, such as Comcast or TWC, has dozens of paths into its network on which huge volumes of undifferentiated traffic from millions of sources travel at any given moment.

exceeding every upgrade target that it had established and ensuring that 99 percent of its customers had access to a two-way broadband network. And after its acquisition of customers from Adelphia, Comcast invested billions to bring the systems it acquired up to Comcast’s standards, and did so in record time. Since then, Comcast has transformed the network again and again.

Comcast has over 40 settlement-free peering agreements, and thousands of commercial (i.e., paid) connecting arrangements, which include several dozen substantial peering and transit agreements (e.g., with content delivery networks (“CDNs”), ISPs, or larger edge providers). Altogether, the structure of, and competition in, interconnection eliminates any potential ability for the combined entity to raise prices or degrade service for edge providers. No peering or transit provider or CDN allows Comcast or TWC to decide which edge provider’s traffic to accept from among the millions of bits being transmitted on any individual route.

Further, maintaining a wide variety of open routes into its networks is critical to Comcast’s business: Comcast needs to maintain connectivity to many Internet end points it does not serve directly, both to deliver its customers’ traffic to others (since Comcast not only serves residential “eyeball” customers, but also serves businesses, content providers, CDNs, and others as a transit provider, and sends such traffic off-net to other providers) and to receive traffic from other Internet end points destined for Comcast’s customers. Comcast’s business is in offering this “ubiquitous Internet connectivity” to customers; otherwise, it will lose them. There will always, necessarily, be many “open” routes into Comcast’s network provided by third parties – which ensures that the overwhelming majority of edge providers’ traffic flows into Comcast’s last-mile network without the edge provider having to interact with Comcast directly.

The market dynamics that have governed these arrangements have spurred new Internet technologies and edge provider services, as part of the “virtuous cycle” of innovation that we previously described, making the Internet an unparalleled success. Nothing about the transaction will change these marketplace conditions, or Comcast’s incentives, so there is no need for government intervention into this aspect of the vibrant, yet stable broadband ecosystem.

Furthermore, as we said earlier, the FCC’s original Open Internet rules apply to Comcast and will apply to the acquired TWC systems post-transaction. The only “last mile” control Comcast has is when traffic is, finally, delivered to its network, and it is at this point – on the Comcast last-mile network – that the “no-blocking” and non-discrimination protections of the Open Internet rules apply. Comcast shares policymakers’ objective of preserving an open Internet, and Comcast’s commitment to abide by the Open Internet rules through 2018 will give the FCC ample time to develop a new, industry-wide approach.89

b.	The Transaction Will Spur Competition For Broadband Services.

By making Comcast a more effective competitor against traditional and emerging broadband providers, the transaction will spur these other providers to act on powerful incentives to meet competition and win consumers. These desired market dynamics are already happening.

89 Similarly, the Comcast-BitTorrent agreement from 2008 provided for mutual disclosure by broadband ISPs and Internet application and service developers and providers – among other things, moving to a disclosed protocol-agnostic congestion management practice with BitTorrent’s agreement “to work with [ISPs], other technology companies, and the Internet Engineering Task Force, a nonprofit standards body, to develop ways to optimize file swapping on networks like Comcast’s.” Anne Broache, Comcast and BitTorrent Agree to ‘Collaborate,’ CNET, Mar. 27, 2008, http://news.cnet.com/8301-10784_3-9904494-7.html?tag=mncol;txt. Comcast does not block or degrade P2P traffic or applications like BitTorrent, Gnutella, or others as part of its current network congestion management technique.

Comcast and TWC compete intensely in their separate markets with DSL, fiber, and advanced VDSL services like AT&T’s U-verse, as well as with satellite and wireless 4G providers.90

DSL: The wireline telco providers are formidable broadband competitors with the incentive and resources to continue to expand their reach and services. Comcast and TWC face nearly ubiquitous broadband competition from AT&T, Verizon, CenturyLink, Frontier, and others that offer DSL service that provides broadband Internet service to tens of millions of consumers.

While some may scoff at the competitive viability of DSL service, market realities and investments by telcos in DSL technology that have led to increased DSL speeds rebut those concerns. Verizon offers DSL service at speeds up to 15 Mbps, Frontier offers speeds up to 25 Mbps, and CenturyLink offers speeds up to 40 Mbps.91 These speeds are more than sufficient to support the Internet-based services that the vast majority of customers use. For example, according to Netflix, users can stream its videos over connection speeds as low as 0.5 Mbps, and can stream them in full-DVD quality over a connection speed of 3 Mbps.92

Critically, between December 2008 and December 2012, DSL-based broadband connections grew at an average annual rate of 26 percent, while cable broadband connections grew at an average annual rate of 18 percent.93 And even as this growth is occurring, the next

90 The relevant market for broadband services is local – namely, what choices does a consumer have for broadband where he or she lives. Approximately 97 percent of households are located in census tracts where three or more fixed or mobile broadband providers reported offering at least 3 Mbps downstream and 768 kbps upstream, and over 80 percent are located in census tracts where two or more providers reported offering at least 10 Mbps downstream and at least 1.5 Mbps upstream. FCC, Internet Access Services: Status as of December 31, 2012, at fig. 5(a) (WCB Dec. 2013), http://transition.fcc.gov/Daily_Releases/Daily_ Business/2013/db1224/DOC-324884A1.pdf. Because TWC and Comcast provide broadband services in different geographic areas, the transaction leads to no reduction in the competitive choices available in any relevant market. It is thus irrelevant that, post-transaction, Comcast will be present in 20 of the top 25 markets.

Further, recognizing that “national market share” data (or even market share data in the companies’ combined footprint) are not that meaningful, if one looks only at what the FCC calls “fixed” broadband connections, and using the most recent FCC data available (from December 2012), the combined company’s share would be below 40 percent of the “fixed broadband” market, after the divestitures Comcast has said it is prepared to make. If one were to include wireless broadband in the calculation (which are about half of all broadband connections), the combined share drops to as low as 20 percent, after the divestitures.

91 See Letter from Lynn R. Charytan, Senior Vice President, Legal Regulatory Affairs and Senior Deputy General Counsel, Comcast Corp., to Marlene H. Dortch, Secretary, FCC, MB Docket No. 10-56, Ex. A, Pt. 3 (filed Feb. 21, 2014) (detailing competitive standalone HSD options in Comcast’s top 30 markets).

92 See How Fast Should My Internet Connection Be to Watch Netflix?, Netflix, https://help.netflix.com/en/node/306 (last visited Apr. 5, 2014).

93 See FCC, Internet Access Services: Status as of December 31, 2012, at 26 (WCB Dec. 2013), http://transition.fcc.gov/Daily_Releases/Daily_Business/2013/db1224/DOC-324884A1.pdf (Comcast calculations using FCC data).

waves of DSL upgrades are already being tested. For instance, in July 2013, Alcatel-Lucent completed first field trials of G.fast, which takes DSL to speeds beyond 1 Gbps.94

Fiber Presence/Buildouts: In addition to the nearly-ubiquitous DSL offerings telco providers provide, telco providers are building out even faster broadband offerings using a variety of technologies. AT&T, for its part, is expanding the deployment of U-verse, a service based primarily on fiber-to-the-node (“FTTN”) technology, as part of its “Project VIP” investment plan.95 These investments will enable AT&T to offer FTTN-based U-verse services to 33 million customer locations, and “U-verse IPDSLAM” services to an additional 23 million customer locations, by the end of 2015. U-verse currently delivers speeds up to 45 Mbps and will deliver speeds up to 100 Mbps to the FTTN-based locations in the future.96 U-verse is AT&T’s fastest-growing business – in the fourth quarter of 2013, AT&T announced that U-verse revenues grew 27.9 percent year-over-year.97

CenturyLink is also on the same path with network investments that include “gigabit fiber, VDSL2, and pair bonding deployments to efficiently enable higher speeds.”98

Verizon has taken a different approach and has deployed an entirely fiber-based service, FiOS, that it now offers to tens of millions of homes. AT&T’s U-verse and Verizon’s FiOS are available to about 43 percent of the homes in Comcast’s footprint, and that is true of about 40 percent of the homes in TWC’s footprint. Based on today’s numbers, the combined company would be overlapped by these competitive fiber services in approximately 42 percent of its footprint.

Notably, the mere announcement of our transaction has created a “heightened sense of urgency” at AT&T to accelerate investments in its broadband networks.99 AT&T recently announced that it will be “redirecting” a portion of its Project VIP capital investment to the deployment of fiber-to-the-home facilities. And in response to the Senate Finance Committee’s April 3, 2014 approval of a tax extenders bill that includes provisions to encourage fiber

94 See Mikael Ricknas, Alcatel-Lucent Gives DSL Networks a Gigabit Boost, PC World, July 2, 2013, available at http://www.pcworld.com/article/2043483/alcatellucent-gives-dsl-networks-a-gigabit-boost.html.

95 See Press Release, AT&T, AT&T to Invest $14 Billion to Significantly Expand Wireless and Wireline Broadband Networks, Support Future IP Data Growth and New Services (Nov. 7, 2012), http://www.att.com/gen/press-room?pid=23506&cdvn=news&newsarticleid=35661&mapcode.

96 See Press Release, AT&T, AT&T U-verse High Speed Internet Subscribers: 10 Million and Counting (Nov. 15, 2013), http://www.att.com/gen/press-room?pid=25107&cdvn=news&newsarticleid=37296.

97 See Press Release, AT&T, AT&T Reports 20 Percent Adjusted EPS Growth, Record-Low Fourth-Quarter Postpaid Churn, Solid Smartphone Gains and Continued Strong U-verse Momentum in Fourth-Quarter Results (Jan. 28, 2014), http://www.att.com/gen/press-room?pid=25228&cdvn=news&newsarticleid=37405&mapcode=corporate|financial.

98  See Glen Post, CEO, CenturyLink, Inc., Q4 2013 Earnings Call, Tr. at 5 (Feb. 12, 2014).

99 See Randall Stephenson, Chairman & CEO, AT&T, Inc., Morgan Stanley Technology, Media & Telecom Conference, Tr. at 3 (Mar. 6, 2014).

deployment, AT&T's CEO Randall Stephenson said that AT&T will begin moving forward with the deployment of fiber to additional U.S. cities, and that he expects other U.S. companies to make similar investment decisions based on the bill.100 Verizon’s CFO expressed the same eagerness to compete, stating: “I compete against Time Warner Cable today. I compete against Comcast today. I’ll just compete against Comcast tomorrow and the way I view it is FiOS is a superior product to any of them because it is the only one that is fiber to the prem[ises] . . . .”101

The map below illustrates the ubiquitous fiber and DSL competition that the combined company will face from the top 10 ILECs:

Service areas shown represent areas in which the top-10 ILEC providers offer fiber and/or DSL-based Internet access service of any speed. Service area boundaries have been estimated using census block data, wire center locations, and other publicly available information.

100 See AT&T Statement on Markup of Senate Tax Extenders Package, Business Wire, Apr. 3, 2014, http://www.businesswire.com/news/home/20140403006252/en/ATT-Statement-Markup-Senate-Tax-Extenders-Package (statement of Randall Stephenson).

101  See Fran Shammo, EVP & CFO, Verizon, Deutsche Bank Media, Internet and Telecom Conference, Tr. at 13 (Mar. 10, 2014); see also Gautham Nagesh, Comcast Sees Time Warner Cable Deal Boosting Broadband Competition, Wall St. J., Feb. 21, 2014, http://online.wsj.com/news/articles/SB10001424052702304275304579397541413329198 (“Verizon has a history of introducing the next big thing for our video and Internet customers. This [transaction] just changes the name of the competitor in some of our markets.”) (quoting Verizon spokesman Ed McFadden).

In addition to the telco providers, we face intense competition from fiber-to-the -premises services like Google Fiber, municipal providers, and others. Google Fiber has plans to quadruple the number of cities in which it provides service, potentially launching in nine new metro areas.102 Comcast or TWC has a significant presence in eight of those nine areas (which are already served by multiple other MVPDs and broadband providers). And Google unquestionably has the financial and technical wherewithal to expand Google Fiber to additional markets.103

Other Fixed Broadband Competitors: We also face broadband service competition from cable overbuilders like WOW! and RCN, fixed wireless broadband services like Verizon’s HomeFusion and Windstream, and satellite broadband providers like Hughes and WildBlue – with Dish aggressively developing plans for spectrum-based broadband offerings.104

Mobile Wireless: Mobile wireless also provides a meaningful broadband alternative for many Americans. Wireless broadband speeds are increasingly able to support the Internet-based services that the vast majority of customers use.

Mobile wireless data speeds and capacity continue to increase rapidly with the deployment of advanced services such as LTE and LTE-Advanced. Recently, Masayoshi Son of SoftBank (which owns Sprint) noted that he intends to outstrip typical cable broadband speeds by building a wireless broadband network of up to 200 Mbps.105 Even edge providers that require substantial bandwidth now expect wireless to be an increasingly effective broadband competitor.106

102 These include San Jose, California; Salt Lake City; Phoenix; San Antonio; Nashville; Atlanta; Charlotte, North Carolina; Raleigh-Durham, North Carolina; and Portland, Oregon. Claire Cain Miller, Google Moves to Expand Fiber, Its Fast Internet, N.Y. Times, Feb. 20, 2014, at B6.

103 See Jon Brodkin, Google Fiber Chooses Nine Metro Areas for Possible Expansion, Ars Technica, Feb. 19, 2014, http://arstechnica.com/business/2014/02/google-fiber-chooses-nine-metro-areas-for-possible-expansion/.

104 See, e.g., Press Release, Sprint Corp., Sprint and Dish to Trial Fixed Broadband Service (Dec. 17, 2013), http://newsroom.sprint.com/news-releases/sprint-and-dish-to-trial-fixed-wireless-broadband-service.htm.

105 See Presentation by Masayoshi Son, The Promise of Mobile Internet in Driving American Innovation, the Economy and Education, Tr. at 12 (Mar. 11, 2014), available at http://cdn.softbank.jp/en/corp/set/data/irinfo/presentations/vod/2013/pdf/press_20140311_02.pdf.

106 As the head of MLB Advanced Media recently stated, in response to the claim that “[t]he cable guys pretty much control broadband”:

How? We have telcos now. You’ve got wireless. The only pay TV business that’s growing now is U-[v]erse and FiOS. They’re owned by AT&T and Verizon. I don’t think you should discount what AT&T and Verizon can do without a landline – what they can do through the air. Who knows what this is going to look like? * * * A lot of our people watch our live games in 4G. . . . If you watch [a] live baseball game in 4G it looks pretty good and 5G is just round the corner.

David Lieberman, Q&A: MLB Advanced Media CEO Bob Bowman on WWE Network, Sony’s Virtual Pay TV Plans, and What’s Next for Streaming Video, Deadline (Jan. 21, 2014), http://www.deadline.com/2014/01/qa-mlb-advanced-media-ceo-bob-bowman-on-wwe-network-sonys-virtual-pay-tv-plans-and-whats-next-for-streaming-video/ (quoting Bob Bowman). See also How Fast Should my Internet Connection Be to Watch Netflix?, Netflix,

While today’s pricing for wireless broadband plans with substantial bandwidth are higher than other broadband services, these prices have and will continue to come down over time as wireless providers achieve more bandwidth. And, for many lighter broadband users, this is not an issue even today.

Looking ahead to 2018, SNL Kagan predicts that there will be 224 million 4G subscriptions active in the United States, up from 22.6 million at year-end 2013.107 This alone will easily surpass the rate of growth of cable broadband service during the past five years and over the next five. The FCC will contribute significantly to that growth story in its upcoming spectrum auctions.

The chart below shows the significant increase in wireless 4G subscribers since 2009 and the projected increases through 2018, as forecasted by SNL Kagan:

https://help.netflix.com/en/node/306 (last visited Apr. 5, 2014) (stating that users can stream Netflix videos at speeds as low as 0.5 Mbps, and can stream them in full-DVD quality with speeds of 3 Mbps).

107 See SNL Kagan, Covered Pops & Subscribers by Technology in U.S. Wireless (July 2013). Similarly, Cisco predicts the number of 4G connections in North America in 2018 to be 372 million. Cisco Visual Networking Index: Global Mobile Data Traffic Forecast Update, 2013–2018, at 36 (Feb. 5, 2014), http://www.cisco.com/c/en/us/solutions/collateral/service-provider/visual-networking-index-vni/white_paper_c11-520862.html.

And the map below shows the areas where the combined company will face increasing competition from one or more 4G LTE providers:

Resulting Competitive “Dogfight”: AT&T’s Stephenson aptly captured these marketplace dynamics, observing that, “[i]t is going to be a dogfight between us and cable for the next 20 years. They will invest, and they will step up. We will invest. It will go back and forth.”108

The 20-year history of broadband confirms that Congress and the public can reasonably expect other broadband providers to respond even more aggressively to this competitive “dogfight,” resulting in greater broadband service choices and value for consumers and businesses. Far from posing any harm to the broadband service market, this transaction has already spurred – and will continue to spur – even greater competition and investment that benefits consumers and businesses.

108 See Shalini Ramachandran & Thomas Gryta, Cutting the Cable and Getting “Phone TV”, Wall St. J., Nov. 1, 2013, http://online.wsj.com/news/articles/SB10001424052702303843104579169971029572160.

2.           Video Services

a.           Comcast Will Have About The Same National Market Share Of MVPD Subscribers As In Prior Cable Transactions.

We emphasize again that the combination of the two companies will leave Comcast, after some divestures, with 30 million subscribers in systems it manages. Comcast’s share of the MVPD market will be about 30 percent – around the same share that Comcast had after the AT&T Broadband (2002) and Adelphia (2006) transactions. This will also be below the 30 percent “ownership cap” that the FCC had adopted based on a stated intention to prevent a cable operator from exercising bottleneck or monopsony control over programmers. The D.C. Circuit twice rejected the ownership cap, finding, among other things, that “[t]he record is replete with evidence of ever increasing competition among video providers . . . . Cable operators, therefore, no longer have the bottleneck power over programming that concerned the Congress in 1992.”109 Of course, the MVPD marketplace is even more competitive now than it was five or more years ago, with cable providers’ share of U.S. MVPD subscribers having declined significantly in recent years due to robust competition from DBS and telco providers. Any lingering concerns over Comcast’s achieving a 30 percent share of national MVPD subscribers, post-transaction, are simply antiquated in light of today’s marketplace realities.110

Nor should there be any concern that the combined company’s presence in 19 of the top 20 DMAs creates a bottleneck for programmers. DMAs are just Nielsen constructs for rating measurement purposes and do not constitute relevant antitrust markets. Nevertheless, programmers have access in all DMAs to two nationwide DBS distributors, and increasingly, online video distributors. Comcast will face significant competition in all these DMAs. As shown in the map below, there will be 11 or more video competitors in most of these 19 DMAs where the combined company will have a presence and at least six competitors in all of them, as the map and chart below indicate.111

109  See Comcast Corp. v. FCC, 579 F.3d 1, 8 (D.C. Cir. 2009) (emphasis added).

110 As 21st Century Fox, Inc.’s President and COO, Chase Carey, recently observed: “We honestly don’t see any material consequences to our business [from cable consolidation], in fact, there may be some positive ones. First, unique content and scale in an expanding digital world has never held a stronger hand. Second, new digital platforms in over-the-top players may grow even more quickly with the consolidated distribution industry. Furthermore, the real issue is how many choices an individual home has, not how big is the distributor. We already deal successfully with large distributors. Cable consolidation will not change the number of choices. Consumer choice is actually likely to increase, not decrease, as over-the-top digital platforms emerge. Finally, consolidation may spur innovation and improve customer experience and new technologies like targeted ads as well as other enhancements that enlarge the pie for everyone.” 21st Century Fox, Inc., Q2 2014 Earnings Call, Tr. at 6 (Feb. 6, 2014).

111 In fact, the transaction only adds a presence that Comcast did not previously have in three DMAs (Los Angeles, Dallas/Fort Worth, and Charlotte). TWC’s share of video customers in the first two DMAs is less than one-third, and is less than 40 percent in the last.

Video Providers in the Top 20 Designated Market Areas (DMAs)

Rank	DMA	Providers (excluding Comcast and TWC)	Total	Post-Transaction

1	New York, NY	Dish, DirecTV, Verizon, RCN, Cablevision, and 6 others	11	No Change
2	Los Angeles, CA	Dish, DirecTV, Verizon, AT&T, Charter, and 16 others	21	No Change
3	Chicago, IL	Dish, DirecTV, AT&T, RCN, WOW!, and 7 others	12	No Change
4	Philadelphia, PA	Dish, DirecTV, Verizon, RCN, Atlantic Broadband, and 4 others	9	No Change
5	San Francisco-Oakland-San Jose, CA	Dish, DirecTV, AT&T, Charter, WARPSPEED, and 4 others	9	No Change
6	Dallas-Ft. Worth, TX	Dish, DirecTV, Verizon, AT&T, Cable One, and 28 others	33	No Change
7	Washington, DC (Hagerstown, MD)	Dish, DirecTV, Verizon, RCN, Atlantic Broadband, and 8 others	13	No Change
8	Atlanta, GA	Dish, DirecTV, AT&T, Windstream, WOW!, and 9 others	14	No Change
9	Boston, MA (Manchester, NH)	Dish, DirecTV, Verizon, RCN, MetroCast, and 7 others	12	No Change
11	Phoenix, AZ (Comcast and TWC have no presence)	---	13	No Change
12	Detroit, MI	Dish, DirecTV, AT&T, WOW!, Charter, and 5 others	10	No Change
13	Seattle-Tacoma, WA	Dish, DirecTV, Frontier, Coast Communications, Wave, and 11 others	16	No Change
14	Minneapolis-St. Paul, MN	Dish, DirecTV, WOW!, CenturyLink, Consolidated Communications, and 36 others	41	No Change
15	Tampa-St. Petersburg, FL	Dish, DirecTV, Verizon, WOW!, CenturyLink, and 6 others	11	No Change
16	Miami-Ft. Lauderdale, FL	Dish, DirecTV, AT&T, Advanced Cable Communications, Atlantic Broadband, and 2 others	7	No Change
17	Sacramento-Stockton-Modesto, CA	Dish, DirecTV, Sierra Nevada Communications, WARPSPEED, Wave, and 9 others	14	No Change
18	Denver, CO	Dish, DirecTV, Consolidated Communications, Suddenlink, Midcontinent, and 16 others	21	No Change
19	Cleveland, OH	Dish, DirecTV, AT&T, WOW!, Fairpoint, and 4 others	9	No Change
20	Orlando-Daytona Beach-Melbourne, FL	Dish, DirecTV, AT&T, Grande Communications, CenturyLink, and 7 others	12	No Change

Source: GeoResults

For similar reasons, even if the transaction enables the combined company to moderate some of its future programming costs, there is simply no evidence for the speculation that this will create any greater ability for a programmer to extract more aggressive prices and terms from other distributors. Programmers have negotiating leverage over distributors like Comcast and TWC, as evidenced by programming costs significantly outpacing the rate of cable retail prices.112 The facts show that broadcasters and programmers have been able to raise their prices consistently across the industry, putting greater pressures on all MVPDs (and ultimately their customers). One recent study comparing the compound annual growth rate of average non-programming network costs (“network costs”) and programming costs (“program content costs”) indicates that, since 1979, the cost of the network has increased by an average of 3.34 percent per year, while the cost for program content has increased by an average of 17.62 percent per year.113

Programmers negotiate for the highest rates the market will bear from every single MVPD. And, as the D.C. Circuit has twice found, Comcast will not have “buyer power” with a 30 percent or even higher share of MVPD subscribers over cable programming. Given these dynamics, there is no basis to assume that the programming costs for smaller MVPDs will go up as a result of the transaction, rather than other market forces.

b.	The Combined Company’s Programming Will Be Available To MVPDs And OVDs Alike.

The programming that Comcast will acquire from TWC includes one professional-sport, English-speaking regional sports network; several local news channels (including Time Warner Cable News NY1); and two national cable programming services (MLB Network and iN Demand), in which Comcast also has part ownership. Post-transaction, these relatively modest holdings will also be subject to safeguards such as the FCC’s program access rules.

Notably, since the Comcast-NBCUniversal transaction, there have been no major disputes with any MVPDs over access to NBCUniversal programming on fair and reasonable terms.114 Over this same period, NBCUniversal’s share of total network revenues (including broadcast, cable, and RSN) has been around 11.5 percent and will increase only 0.25 percent by this transaction, still less than 12 percent by revenue.115 And, because TWC has no ownership

112 Based on the cumulative changes in programming costs reported in Comcast’s and TWC’s annual public filings and the average expanded basic cable price in the FCC’s Report on Cable Industry Prices from 2004 to 2012. See Statistical Report on Average Rates for Basic Service, Cable Programming Service, and Equipment, Report on Cable Industry Prices, 28 FCC Rcd 9857 (2013).

113 See Robert Gessner, Programming Costs Drive Cable Bills Higher, TV NewsCheck, Mar. 14, 2014, http://www.tvnewscheck.com/article/74809/programming-costs-drive-cable-bills-higher.

114 Since 2011, NBCUniversal has successfully reached affiliation agreements covering the full suite of NBCUniversal programming with, among others, Verizon, Cablevision, Charter, Dish Network, Suddenlink, Mediacom, and NCTC without resort to the arbitration remedies in the NBCUniversal Order.

115 After the merger, Comcast/NBCUniversal will rank as the fourth-largest owner of national programming networks (by revenue), after Disney/ABC, Time Warner, and Viacom – which is the same rank that Comcast/NBCUniversal has today.

interest in any local broadcast stations, NBCUniversal’s share of that programming segment will be unchanged.

As we described earlier, today’s programming market is more dynamic and competitive than ever. Given these facts, it is simply unrealistic to assume that the combined company would have the power or incentive to withhold NBCUniversal programming from MVPDs in any markets, even apart from the protections of the program access rules and NBCUniversal Order.

Nor will the transaction affect the combined company’s willingness to license programming to OVDs. Since the Comcast/NBCUniversal transaction was approved, NBCUniversal has successfully licensed or renewed programming content to numerous OVDs, including Amazon, Netflix, and YouTube. The NBCUniversal Order also contains substantial licensing and arbitration rights for OVDs, as well as other protections, that will continue to apply after the TWC transaction.116

c.	Comcast Carries Huge Amounts Of Unaffiliated Programming And Will Continue To Do So Post-Transaction.

Comcast has an unsurpassed record of commitment to providing carriage of independent programmers. The company carries over 160 independent networks, including many small, diverse, and international ones. Six of every seven networks carried by Comcast are unaffiliated with the company. And, since the Comcast-NBCUniversal transaction, Comcast has launched several new independent networks, including BBC World News, ASPiRE, BabyFirst Americas, El Rey, and REVOLT, and supported the development of several other independent networks with expanded carriage.117 During the same period, Comcast has not dropped any major cable programming network over an inability to reach a carriage agreement, or lost the signal of any major broadcaster in a retransmission consent dispute.

A refusal by Comcast to carry unaffiliated programming content that customers demand would only drive customers to competing MVPDs, harming one of our core businesses. And, of course, the FCC’s program carriage rules provide a backstop against any wrongful denials of carriage.118

116 Only one OVD has elected to proceed to arbitration under the NBCUniversal Order, and that arbitration involved parsing through NBCUniversal’s obligations to other licensees to make sure its provision of requested content to the OVD would not breach any third party rights – issues on which the Media Bureau fully agreed with NBCUniversal’s position (Commission review is still pending).

117  See Third Annual Compliance Report, at 3.

118 Recent program carriage rulings make clear that Comcast does not discriminate against independent programmers on the basis of affiliation. See Comcast Cable Commc’ns, LLC v. FCC, 717 F.3d 982 (D.C. Cir. 2013), cert. denied sub nom., 134 S. Ct. 1287 (2014); Herring Broad., Inc. v. FCC, 515 F. App’x 655 (9th Cir. 2013). By the same token, the FCC and the courts have rejected as unfounded the few program carriage complaints brought against TWC. See TCR Sports Broad. Holding, LLP v. FCC, 679 F.3d 269 (4th Cir. 2012) (rejecting program carriage claim against TWC); Herring Broad., Inc. d/b/a WealthTV v. Time Warner Cable, Inc., Memorandum Opinion and Order, 26 FCC Rcd. 8971 (2011) (same).

3.       Advertising Markets

The advertising market is intensely competitive, with an increasing number of online and other new platforms challenging traditional local spot television advertising. For local advertising, New York is the only DMA where Comcast and TWC both sell cable spot advertising. But advertising on a Comcast system is not a substitute for advertising on a TWC system, since the systems serve different customers.

Similarly, there are few DMAs – New York, Los Angeles, and Dallas/Fort Worth – where Comcast currently owns an NBC broadcast station and TWC owns a cable system. However, the Commission and DOJ have found that local spot advertising on a cable system is not a close substitute for advertising on a local broadcast station. In addition, an advertiser is able to target portions of a DMA through cable spot advertising, but must purchase local broadcast advertising on a DMA-wide basis.119

Advertisers will continue to enjoy a great many alternative outlets in the DMAs where the combined company operates, including broadcast television, other MVPDs, radio, newspapers, outdoor display advertising, and Internet media. As TWC has stated publicly, it “faces intense competition for advertising revenue across many different platforms and from a wide range of local and national competitors. Competition has increased and will likely continue to increase as new formats for advertising seek to attract the same advertisers. TWC competes for advertising revenue against, among others, local broadcast stations, national cable and broadcast networks, radio stations, print media and online advertising companies and content providers.”120

As we previously described, by providing greater coverage and scale, the transaction will enable Comcast to offer more attractive alternatives for advertisers, including innovative services like dynamic ad insertion, addressable ads, and more seamless access to the nation’s top media markets. Far from harming competition in advertising markets, the transaction will enhance it.

V.           Conclusion

The Comcast-TWC transaction is a unique and critical opportunity for both companies and their customers. It will result in better broadband, video, and voice services for millions of additional consumers, while enabling the combined company to upgrade its broadband network, expand last -mile services, and increase Wi- Fi availability. It will make Comcast a more viable competitor for advanced business services, especially for the underserved small and medium-sized business segments, but also for regional, super-regional, and national enterprise customers. And it will better position Comcast as a world-class technology and media company to help meet growing consumer and business demand for advanced digital services anywhere and everywhere, on all kinds of new and yet to be created platforms.

119 The Department of Justice, for example, has taken the position that cable television advertising is not a meaningful substitute for broadcast television advertising for many advertisers. See Compl. ¶ 10, United States v. Raycom Media, Inc., No. 1:08-cv-01510 (D.D.C. Aug. 28, 2008) (“[C]able television advertising is not a meaningful substitute for broadcast television spot advertising . . . .”).

120  See Time Warner Cable, Annual Report (10-K), at 8 (Feb. 18, 2014).

The transaction will also serve several other clear public interests, allowing millions of additional consumers to benefit from focused improvements to customer service, expanded broadband deployment to households and schools in lower-income areas, improved cybersecurity, more accessible services for disabled persons, and Comcast’s strong diversity initiatives.

In addition to these immediate consumer and business benefits, the transaction will spur even greater competition in the ongoing “dogfight” for broadband, video and voice services. This will lead to new technologies, better services, and more choices for consumers and businesses – keeping America at the forefront of the digital revolution.

We have just begun a thorough review process with the DOJ and FCC. We are confident that this process will confirm the many benefits that the transaction will generate for consumers, businesses, and the public interest. Comcast has promised, on behalf of the combined company, that these benefits will be delivered. And, as we have shown in past transactions, Comcast delivers on its promises.

Thank you again for the opportunity to testify today.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable. INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORT-ANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Time Warner

Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward- looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the pro-posed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction -related issues. Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8- K. Comcast and Time Warner Cable assume no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.